Exhibit 99.1
RESOLUTELY CASCADES
Quarterly report 3 for the 3-month and 9-month periods
ended SEPTEMBER 30, 2009
Table of Contents

The business environment in the third quarter of 2009	4

Financial overview	8

Business segment review	16

Other items analysis	23

Liquidity and capital resources	24

Consolidated financial position	26

Near-term outlook	26

Supplemental information on non-GAAP measures	29

Appendix — Information for the 9-month periods ended September 30, 2009 and 2008	32

Consolidated financial statements	36
MANAGEMENT’S DISCUSSION & ANALYSIS
The following is management’s discussion and analysis (“MD&A”) of the operating results and financial position of Cascades inc. (“Cascades” or “the Company”), which should be read in conjunction with the Company’s interim consolidated financial statements and accompanying notes for the three-month and nine-month periods ended September 30, 2009 and 2008, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at November 5, 2009, the date on which the MD&A was approved by the Company’s Board of Directors. For additional information, readers are referred to the Company’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Company is also available on SEDAR at www.sedar.com.
This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices, as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Company.
The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”).

For example, the Company uses operating income before depreciation and amortization (OIBD) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the “Supplemental Information on Non-GAAP Measures” section.
To our Shareholders
Cascades posts a sixth consecutive quarter of improved results
Net earnings of $0.35 per share ($34 million) compared to a net loss of $0.07 per share ($7 million) in the third quarter of 2008. Excluding specific items, net earnings of $0.36 per share ($35 million) compared to net earnings of $0.06 per share ($6 million) in the same period of last year;
For the first nine months of 2009, net earnings of $1.03 per share ($101 million), $0.86 per share ($84 million) when excluding specific items;
Highest operating income before depreciation and amortization (EBITDA) excluding specific items in the Company’s history, $127 million, up 5% compared to the previous quarter and 44% compared to the same period of last year;
Cash flow from operations excluding specific items more than doubled compared to Q3 2008 to $95 million ($0.97 per share);
Net debt down by approximately $90 million in comparison to the previous quarter, notwithstanding acquisitions in the tissue paper and recovery sectors. Compared to the same period of last year, Cascades’ net debt decreased by $216 million;
Two strategic acquisitions in the paper recovery sector increasing Cascades’ collection capacity by 20%, thus reaffirming the Company’s position as the largest paper collector in Canada and amongst the leaders in North America.
Financial Highlights
Selected consolidated information

	Q3 2009	Q3 2008	Q2 2009
(in millions of Canadian dollars, except amounts per share)	Note 2	Note 2	Note 2
Sales	974	1,039	981
Excluding specific items (1)
Operating income before depreciation and amortization (OIBD or EBITDA)	127	88	121
Operating income from continuing operations	74	34	66
Net earnings	35	6	28
per common share	$0.36	$0.06	$0.28

	Q3 2009	Q3 2008	Q2 2009
(in millions of Canadian dollars, except amounts per share)	Note 2	Note 2	Note 2
Cash flow from operations (adjusted) from continuing operations	95	47	85
per common share	$0.97	$0.47	$0.87
As reported
Operating income before depreciation and amortization (OIBD or EBITDA) (1)	129	71	130
Operating income from continuing operations	76	17	75
Net earnings (loss)	34	(7)	30
per common share	$0.35	$(0.07)	$0.30
Cash flow from operations (adjusted) from continuing operations (1)	94	43	81
per common share (1)	$0.96	$0.43	$0.83
Note 1 — see the supplemental information on non-GAAP mesures note.
Note 2 — the 2008 results were restated following the retrospective application of CICA handbook Section 3064.
“We delivered very strong third quarter results in a challenging environment. Compared to the previous quarter, we experienced some selling price erosion and we faced the rapid rise of our recycled fibre costs and the Canadian dollar. However, our shipments increased by 5% and we were able to control our fixed and other variable costs to deliver the highest EBITDA in the Company’s history. Moreover, we continue to generate strong free cash flow and pay down debt.”
Alain Lemaire
President and Chief Executive Officer

The Business Environment in the Third Quarter of 2009
Exchange Rates and Energy Prices
During the third quarter of 2009, the Canadian dollar and the euro were 5% lower against the American dollar compared to the same period last year. However, in comparison to the previous quarter, the two currencies increased significantly against the greenback.
With regard to energy prices, crude oil increased 30% compared to the previous quarter, while the cost of natural gas continued to decrease (-3%). In comparison to the same quarter in 2008, natural gas and crude oil costs were respectively 67% and 46% lower in Q3 2009.

	2007	2008					2009				Change	Change
											Q3 2009	Q3 2009
	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Year	Q3 2008	Q2 2009
Foreign exchange rates-average
CAN$/US$	1.074	1.004	1.010	1.041	1.212	1.067	1.245	1.167	1.097	1.170	5%	-6%
US$/CAN$	0.931	0.996	0.990	0.960	0.825	0.937	0.803	0.857	0.911	0.855	-5%	6%
US$/EURO	1.363	1.499	1.564	1.503	1.317	1.471	1.306	1.364	1.430	1.367	-5%	5%
Energy prices-average
Natural gas Henry Hub (US$/mmBtu)	6.86	8.03	10.92	10.24	6.94	9.03	4.89	3.50	3.39	3.93	-67%	-3%
Crude oil WTI (US$/barrel)	69.72	93.69	117.64	125.85	80.48	104.42	37.18	52.41	68.06	52.55	-46%	30%
Source : Bloomberg

Demand
Since the trough in December 2008, U.S. folding coated recycled boxboard industry production rebounded and year-to-date production was up 2% in September.
The production and capacity utilization rate of the U.S. containerboard industry increased 4% in the third quarter of 2009, compared to the previous quarter. However, due to the economic slowdown, production for the first nine months was 11% lower compared to the same period last year. In fact, the year-to-date average capacity utilization rate in September of 2009 was only 84% versus 96% in 2008.
In the third quarter of 2009, U.S. tissue paper production was slightly higher than in the second quarter, but remained 3% lower compared to the same period of last year. Year-to-date in 2009, production is also down 3% in comparison to the first nine months of 2008. Despite lower production, the capacity utilization rate remained relatively high at 95% at the end of Q3.

Selling Prices and Raw Materials Costs
During Q3 2009, market selling prices were lower in all sectors, with an average drop of 9% in comparison to the third quarter of last year. The largest decline in price was in the containerboard market, where linerboard and corrugating medium prices were respectively 12% and 14% lower compared to Q3 2008. Compared to the previous quarter, prices were relatively stable.
Recycled fibre and virgin pulp costs (the primary raw materials used for manufacturing our products, which represent our highest variable production cost) were 17% to 52% lower compared to the same quarter last year. However, the upward trend observed in Q2 2009 continued in the third quarter; recycled fibre costs were up sharply, while pulp prices increased by more than 10%.
The following graph and table show the historical movement of average benchmark list prices for some of our key products, as well as for woodchips and some grades of recycled paper and virgin pulp used in the manufacturing process. Selling prices and raw materials costs fluctuate considerably, and are heavily influenced by economic conditions and foreign demand. These list prices could differ from the Company’s purchase costs and actual selling prices.
For the third quarter of 2009, the spread between our selling price and the raw materials indices was slightly higher (2%) compared to the third quarter of 2008, but decreased 8% versus the second quarter of 2009.

1.	The Cascades North American selling prices index represents an approximation of the Company’s manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments and is based on publication prices. It includes some of the Cascades’ main products for which prices are available in PPI Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator, as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices reflected in the index are those for tissue. In fact, the tissue pricing indicator, which is blended into the Cascades North American selling prices index, is the Cascades tissue paper selling prices index, which represents a mix of primary and converted products.

2.	The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to purchase volume (in tons). This index should only be used as a trend indicator, and it may differ from our actual manufacturing purchasing costs and our purchase mix.

	2007	2008					2009				Change	Change	Change	Change
These indexes should only be used as
indicator of trends and they											Q3 2009	Q3 2009	Q3 2009	Q3 2009
be different than our actual selling		Average	Average	Average	Average		Average	Average	Average		Q3 2008	Q3 2008	Q2 2009	Q2 2009
prices or purchasing costs.	Average	Q1	Q2	Q3	Q4	Average	Q1	Q2	Q3	Average	(unit)	(%)	(unit)	(%)
Selling prices
Cascades North American US$ index (index 2003 = 1,000) (1)	1,386	1,442	1,460	1,552	1,547	1,500	1,487	1,427	1,412	1,442	-140	-9%	-15	-1%
PACKAGING
Boxboard
North America (US$/ton)
Recycled boxboard - 20pt. Clay coated news (transaction)	721	733	755	778	790	764	768	745	743	752	-35	-4%	-2	—%
Europe (Euro/tonne)
Recycled white-lined chipboard (GD2) index (2)	669	663	644	644	646	649	628	603	590	607	-54	-8%	-13	-2%
Virgin coated duplex boxboard (GC2) index (3)	1,000	988	984	979	989	985	984	975	962	974	-17	-2%	-13	-1%
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, East US (transaction)	532	555	555	610	607	582	578	543	537	553	-73	-12%	-6	-1%
Corrugating medium 26-lb. Semichemical, East U.S. (transaction)	512	535	535	590	583	561	548	513	507	523	-83	-14%	-6	-1%
Specialty products (US$/ton, tonne for deinked pulp)
Recycled boxboard - 20pt. Bending chip (transaction)	564	585	583	610	625	601	600	555	548	568	-62	-10%	-7	-1%
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	650	727	758	765	712	740	585	570	595	583	-170	-22%	25	4%
Unbleached kraft paper, Grocery bag 30-lb.	891	918	945	978	988	958	937	920	920	926	-58	-6%	—	—%
Uncoated white 50-lb. offset, rolls	818	860	907	944	945	914	897	845	822	854	-122	-13%	-23	-3%
TISSUE PAPERS
Cascades Tissue papers (index 1999 = 1,000) (4)	1,493	1,560	1,602	1,618	1,606	1,597	1,615	1,628	1,605	1,616	-13	-1%	-23	-1%

	2007	2008					2009				Change	Change	Change	Change
These indexes should only be used as
indicator of trends and they											Q3 2009	Q3 2009	Q3 2009	Q3 2009
be different than our actual selling		Average	Average	Average	Average		Average	Average	Average		Q3 2008	Q3 2008	Q2 2009	Q2 2009
prices or purchasing costs.	Average	Q1	Q2	Q3	Q4	Average	Q1	Q2	Q3	Average	(unit)	(%)	(unit)	(%)
Raw material
Cascades North American US$ index (index 203 = 300) (5)	480	542	536	524	366	492	270	287	365	307	-159	-30%	78	27%
RECYCLED PAPER
North America (US$/ton)
Corrugated containers, no. 11 (OCC — Chicago & NY average)	113	127	118	105	40	98	27	45	77	50	-28	-27%	32	71%
Special news, no. 6 (ONP — Chicago & NY average)	74	78	79	87	23	67	7	19	42	23	-45	-52%	23	121%
Sorted office papers, no. 37 (SOP - Chicago & NY average)	160	208	207	211	127	188	90	90	125	102	-86	-41%	35	39%
Europe (Euro/tonne)
Recovered mixed paper & board sorted index (6)	71	73	66	60	20	55	12	21	35	23	-25	-42%	14	67%
VIRGIN PULP (US$/tonne)
Bleached softwood kraft Northern, East U.S.	824	880	880	880	789	857	677	643	733	684	-147	-17%	90	14%
Bleached hardwood kraft Northern mixed, East U.S.	719	796	815	822	718	788	595	532	603	577	-219	-27%	71	13%
WOODCHIPS — Conifer eastern Canada (US$/odmt)	129	138	139	135	116	132	111	118	124	118	-11	-8%	6	5%

Sources: PPI Pulp & Paper Week, PPI Europe, EUWID, Random Lengths and Cascades.

1.	See Note 1, page 6.

2.	The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grades selling prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe and EUWID prices for white-lined chipboard.

3.	The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grades selling prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe and EUWID prices for coated duplex boxboard.

4.	The Cascades tissue paper selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006.

5.	See Note 2, page 6.

6.	The Cascades recovered mixed paper & board sorted prices index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe and EUWID prices for recovered mixed paper and board. This index should only be used as a trend indicator and may differ from our actual purchasing costs and our purchase mix.
Financial Overview
The environment in which the Company has had to manage, with higher operating costs, in 2007 and 2008 — particularly during the first half of 2008 — had put pressure on our operating results. The costs of recycled fibre and energy actually increased to near-record highs in a very short period of time. Freight and chemical product costs had also increased significantly. These rapid changes had a negative impact on our operating results, as it was difficult to adjust our selling prices at the same pace. In addition, the Canadian dollar appreciated quickly and remained around parity with the U.S. dollar over a long period of time in 2008.
Despite challenging business conditions and the economic uncertainty, the Company has been able to increase its average selling prices in Canadian dollars, since the second half of 2008, in all its business groups. Moreover, the Company benefited from the significant decrease in energy and recycled fibre costs, which occurred in the last quarter of 2008 and continued in 2009. However, since the beginning of 2009 our selling prices have been reduced by up to 7% in some business sectors and during the second and third quarters of 2009, recycled fibre costs increased but remained below their average costs in 2008. Between the third quarter of 2008 and the third quarter of 2009, the Canadian dollar depreciated 5% against the U.S. dollar (13% on a year-over-year basis). All these factors, combined with improved operational efficiencies, led to better results for the first nine months of 2009, compared to 2008.
In the third quarter of 2009, the Company posted net earnings of $34 million or $0.35 per share, compared to a net loss of $7 million or $0.07 per share in 2008. Sales in 2009 decreased by $65 million, or 6%, to reach $974 million, compared to $1.039 billion in 2008. Operating income reached $76 million, compared to $17 million in 2008. Excluding specific items, which will be discussed in detail in each segment, operating income increased by $40 million to $74 million, compared to $34 million in 2008.
During the first nine months of 2009, the Company posted net earnings of $101 million or $1.03 per share, compared to a net loss of $36 million or $0.36 per share in 2008. Sales in 2009 decreased by $72 million, or 2.4%, to reach $2.925 billion, compared to $2.997 billion in 2008. Operating income reached $200 million, compared to $19 million in 2008. Excluding specific items, operating income increased by $141 million to $193 million, compared to $52 million in 2008.

Key Performance Indicators
In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

	2007					2008				2009
	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Total
Operational
Total shipments (in ‘000 of s.t.)
Packaging
Boxboard (1)	1,202	292	277	278	246	1,093	249	255	252	756
Containerboard (2)	1,412	348	342	363	336	1,389	278	304	327	909
Specialty products (3)	450	116	115	118	109	458	106	110	116	332
	3,064	756	734	759	691	2,940	633	669	695	1,997
Tissue Papers	451	112	116	124	119	471	106	107	119	332

Total	3,515	868	850	883	810	3,411	739	776	814	2,329

Integration rate — %
Packaging
Boxboard (North America)	29%	30%	32%	34%	27%	31%	29%	30%	34%	31%
Containerboard (North America)	61%	58%	62%	61%	59%	60%	66%	65%	63%	65%
Specialty products (paper only)	8%	9%	9%	9%	7%	9%	11%	10%	11%	11%
Tissue Papers	56%	55%	55%	52%	55%	54%	60%	60%	56%	58%
	45%	45%	47%	46%	45%	46%	49%	49%	48%	49%
Capacity utilization rate (4) — %
Packaging
Boxboard (5)	89%	86%	79%	84%	79%	82%	80%	84%	82%	82%
Containerboard	101%	97%	94%	94%	82%	92%	73%	82%	91%	82%
Specialty products (paper only)	86%	84%	83%	85%	78%	83%	78%	82%	86%	82%
Tissue Papers (6)	91%	94%	92%	96%	95%	94%	92%	89%	92%	91%

Total	94%	91%	87%	90%	82%	88%	79%	84%	88%	84%

Energy cons. (7) - GJ/ton	10.05	10.39	9.54	9.25	11.06	10.09	10.82	9.86	8.76	9.52
Work accidents — OSHA frequency rate	7.97	7.11	6.52	7.77	4.52	6.48	6.25	5.10	5.30	5.53
Financial
Return on assets (%) (8)
Packaging
Boxboard	4%	4%	3%	3%	3%	3%	5%	7%	9%	9%
Containerboard	12%	12%	11%	10%	9%	9%	9%	10%	10%	10%
Specialty products	10%	8%	9%	10%	11%	11%	12%	13%	13%	13%
Tissue Papers	12%	11%	12%	13%	18%	18%	22%	26%	28%	28%
Consolidated return on assets (%)	8.9%	8.3%	7.7%	7.6%	8.0%	8.0%	8.9%	10.4%	11.4%	11.4%
Working capital (9)
In millions of $, at end of period	616	682	652	675	694	694	688	669	629	629
% of sales (10)	16.5%	16.7%	16.6%	16.3%	16.6%	16.6%	16.8%	17.0%	17.0%	17.0%

1.	Starting in Q1 2008, numbers reflect the merger of our European recycled boxboard assets with Reno De Medici.

2.	2009 first quarter Containerboard operation shipments have been reviewed during the second quarter.

3.	Kraft paper, uncoated board, specialty board, fine papers and papermill packaging shipments.

4.	Defined as: Shipments/Practical capacity. Paper manufacturing only.

5.	Starting in Q1 2008, capacity numbers were adjusted to reflect the merger of our European recycled boxboard assets with Reno De Medici.

6.	Defined as: Manufacturing internal and external shipments/Practical capacity. Tissue practical capacity represents 85% of its theoretical capacity. During the second quarter of 2009, the theoretical capacity had been reviewed and revised upward. Before that review, the practical capacity was 80% of the theoretical capacity. Since August 31, 2009, includes the new capacity resulting from the acquisition of Atlantic Packaging tissue assets.

7.	Average energy consumption for manufacturing mills only.

8.	Return on assets is a non-GAAP measure and is defined as LTM OIBD excluding specific items/LTM Average of total quarterly assets.

9.	Working capital includes accounts receivable plus inventories less accounts payable. This number excludes an unpaid provision for closure and restructuring costs in the amount of $17 million as at September 30, 2009, and $22 million as at December 31, 2008. It also excludes the net current portion of derivative financial instrument assets in the amount of $1 million (liability of $31 million as at December 31, 2008) and the net current portion of future tax, which is $- million (an asset of $10 million as at December 31, 2008).

10.	% of sales = LTM Working capital/LTM Sales.

Historical Financial Information

(In millions of Canadian dollars, unless
otherwise noted)	2007					2008					2009
(Restated to conform with a new accounting
policy — see note 1 a) of financial
statements)	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Total
Sales
Packaging
Boxboard (1)	315	1,343	329	331	332	331	1,323	336	336	321	993
Containerboard	282	1,193	291	301	318	293	1,203	263	275	272	810
Specialty products	202	834	209	218	224	209	860	186	188	195	569
Inter-segment sales	(26)	(108)	(28)	(25)	(28)	(19)	(100)	(13)	(15)	(17)	(45)
	773	3,262	801	825	846	814	3,286	772	784	771	2,327
Tissue Papers	171	713	170	184	205	228	787	211	207	210	628
Inter-segment sales and Corporate activities	(7)	(46)	(12)	(10)	(12)	(22)	(56)	(13)	(10)	(7)	(30)
	937	3,929	959	999	1,039	1,020	4,017	970	981	974	2,925
Operating income (loss) before depreciation and amortization (“OIBD”) (2)
Packaging
Boxboard (1)	9	69	(1)	(1)	6	(7)	(3)	22	29	22	73
Containerboard	30	152	34	27	23	19	103	35	39	42	116
Specialty products	15	59	9	14	21	20	64	13	22	21	56
	54	280	42	40	50	32	164	70	90	85	245
Tissue Papers	15	66	12	14	22	41	89	39	42	38	119
Corporate activities	(1)	6	(9)	7	(1)	(21)	(24)	(6)	(2)	6	(2)
	68	352	45	61	71	52	229	103	130	129	362
OIBD excluding specific items (2)
Packaging
Boxboard (1)	9	44	9	3	10	11	33	24	32	26	82
Containerboard	44	176	37	30	32	31	130	36	38	41	115
Specialty products	16	60	9	15	21	22	67	13	20	22	55
	69	280	55	48	63	64	230	73	90	89	252
Tissue Papers	15	65	12	15	22	41	90	39	42	38	119
Corporate activities	(2)	5	(8)	0	3	(9)	(14)	(5)	(11)	0	(16)

	82	350	59	63	88	96	306	107	121	127	355

Operating income (loss) from continuing operations	20	145	(6)	8	17	(4)	15	49	75	76	200
Excluding specific items (2)	34	143	8	10	34	40	92	53	66	74	193
Net earnings (loss)	13	96	(4)	(25)	(7)	(19)	(55)	37	30	34	101
Excluding specific items (2)	2	23	(9)	(11)	6	17	3	21	28	35	84
Net earnings (loss) per share (in dollars)
Basic	$0.13	$0.96	$(0.04)	$(0.25)	$(0.07)	$(0.20)	$(0.56)	$0.38	$0.30	$0.35	$1.03
Basic, excluding specific items (2)	$0.02	$0.23	$(0.09)	$(0.11)	$0.06	$0.17	$0.03	$0.22	$0.28	$0.36	$0.86
Cash flow from operations (adjusted) (2)	36	178	17	36	43	59	155	68	81	94	243
Excluding specific items	49	202	26	42	47	68	183	70	85	95	250
Cash flow from operations (adjusted) per share (in dollars) (2)
Basic	$0.36	$1.79	$0.17	$0.37	$0.43	$0.60	$1.57	$0.69	$0.83	$0.96	$2.48
Basic, excluding specific items	$0.49	$2.03	$0.26	$0.43	$0.47	$0.69	$1.85	$0.71	$0.87	$0.97	$2.55
Cascades North American US$ selling price index (2002 index = 1,000) (3)	1,411	1,386	1,442	1,460	1,552	1,547	1,500	1,487	1,427	1,412	1,442
Cascades North American US$ raw materials index (2002 index = 300) (4)	521	480	542	536	524	366	492	270	287	365	307
US$/CAN$	$1.02	$0.93	$1.00	$0.99	$0.96	$0.82	$0.94	$0.80	$0.85	$0.91	$0.85
Natural Gas Henry Hub — US$/mmBtu	$6.97	$6.86	$8.03	$10.92	$10.24	$6.94	$9.03	$4.89	$3.50	$3.39	$3.93
Return on assets (%) (5)	8.9%	8.9%	8.3%	7.7%	7.6%	8.0%	8.0%	8.9%	10.4%	11.4%	11.4%
Source: Pulp & Paper Week, PPI, EUWID, Random Lengths and Cascades

1.	The 2008 figures reflect the merger of our European boxboard assets with Reno De Medici.

2.	See “Supplemental Information on Non-GAAP Measures”.

3.	See Note 1, page 6.

4.	See Note 2, page 6.

5.	Return on assets is a non-GAAP measure, defined as LTM OIBD excluding specific items/LTM Average of total quarterly assets.

Financial Results for the 3-month Periods Ended September 30, 2009 and 2008
Sales
Sales in the third quarter of 2009 decreased by $65 million, to $974 million versus $1.039 billion in 2008. Net average selling prices in U.S. dollars decreased in all of our segments, except for our Boxboard and corrugated products converting segments. Average selling prices in Canadian dollars were improved following the 5% decline of the Canadian dollar versus the U.S. dollar. As a result of the general economic challenges, shipments were 8% lower compared to 2008, partly as a result of market-related downtime in the North American boxboard sector (10,520 short tons); the closure, for an indefinite period, of the Toronto recycled boxboard mill in the third quarter of 2008 (removing 33,500 short tons); and market-related downtime in the North American Containerboard sector (16,884 short tons). The Tissue and Specialty Products Groups’ business volumes decreased by 4% and 2% respectively during the third quarter of 2009, over the third quarter of 2008.
Operating Income before Depreciation and Amortization (“OIBD”)
The Company generated $129 million in OIBD in the third quarter of 2009, compared to $71 million in 2008. The OIBD margin increased for the period, to 13.2%, compared to 6.8% in 2008. Excluding specific items, the OIBD stood at $127 million compared to $88 million in 2008 — an increase of $39 million or 44%, resulting from lower raw materials and production and energy costs. These positive impacts were partly offset by lower shipments for all segments of the Company and lower average selling prices.
The main variances in OIBD excluding specific items for the third quarter of 2009, compared to the third quarter of 2008, are shown below:

1.	The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.

2.	The estimated impact of the exchange rate is based only on the Company’s export sales less purchases that are impacted by the exchange rate fluctuations, mainly the CAN$/US$ variation. It also includes the impact of the exchange rate on the Company’s working capital items and cash position. At the end of 2008, the Company changed its method for estimating the impact of the exchange rate, compared to the previous period.

3.	Impact of these estimated variable costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

4.	Includes all other costs, such as repair and maintenance, selling and administration, and profit-sharing.

5.	Includes change in OIBD for operating units that are not in the manufacturing and converting sectors.

Financial Results for the 9-month Periods Ended September 30, 2009 and 2008
Sales
Sales for the nine-month period that ended in September 2009 decreased slightly, by $72 million, to $2.925 billion versus $2.997 billion in 2008. Net average selling prices in U.S. dollars rose in our Boxboard and Tissue segments. However, these increases were offset by a decrease in selling prices in U.S. dollars for our Containerboard and Specialty Products segments. In addition, as a result of the general economic challenges, shipments were 10.5% lower compared to 2008, partly as a result of market-related downtime, in 2009, in the North American boxboard sector; the closure, for an indefinite period, of the Toronto recycled boxboard mill in the third quarter of 2008; and market-related downtime in the North American Containerboard sector. The Tissue and Specialty Products Groups’ business volumes decreased by 5.7% and 4.9%, respectively, in 2009 over 2008. The 13% decline of the Canadian dollar versus the U.S. dollar during the period positively impacted our sales figures, which also include the net impact of the transaction with Reno De Medici, which was concluded on March 1, 2008.
Operating Income before Depreciation and Amortization (OIBD)
For the nine-month period in 2009, OIBD stood at $362 million compared to $177 million for the same period in 2008. The OIBD margin increased to 12.4% in 2009, compared to 5.9% in 2008. Excluding specific items, OIBD increased by $145 million or 69% to $355 million, compared to $210 million for the same period in 2008, resulting from lower raw materials and energy costs, and the depreciation of the Canadian dollar. These positive impacts were partly offset by lower shipments for all segments of the Company.
The main variances in OIBD, excluding specific items, for the nine-month periods ended September 30, 2009 and 2008 are shown below:
For Notes 1 to 5, see definition on page 11.
The operating income before depreciation and amortization variance analysis by segment is shown in each business segment review (refer to pages 16 to 23).

Specific Items Included in Operating Income before Depreciation and Amortization
The Company incurred some specific items in 2009 and 2008 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance to which the Company’s results between periods can be compared, notwithstanding these specific items.
The reconciliation of the specific items by business group is as follows:

	For the 3-month periods ended September 30
(in millions of Canadian dollars)	2009						2008
		Container-	Specialty	Tissue	Corporate			Container-	Specialty	Tissue	Corporate
	Boxboard	board	Products	Papers	Activities	Consolidated	Boxboard	board	Products	Papers	Activities	Consolidated
Operating income (loss) before depreciation and amortization	22	42	21	38	6	129	6	23	21	22	(1)	71
Specific items :
Impairment loss	—	—	1	—	—	1	—	—	—	—	—	—
Closure and restructuring costs	4	1	—	—	—	5	4	—	—	—	—	4
Loss (gain) on financial instruments	—	(2)	—	—	(6)	(8)	—	9	—	—	4	13
	4	(1)	1	—	(6)	(2)	4	9	—	—	4	17
Operating income before depreciation and amortization — excluding specific items	26	41	22	38	—	127	10	32	21	22	3	88

	For the 9-month periods ended September 30
(in millions of Canadian dollars)	2009						2008
		Container-	Specialty	Tissue	Corporate			Container-	Specialty	Tissue	Corporate
	Boxboard	board	Products	Papers	Activities	Consolidated	Boxboard	board	Products	Papers	Activities	Consolidated
Operating income (loss) before depreciation and amortization	73	116	56	119	(2)	362	4	84	44	48	(3)	177
Specific items :
Inventory adjustment resulting from business acquisition	—	—	—	—	—	—	2	—	—	—	—	2
Gains or losses on disposal and others	3	—	(2)	—	—	1	5	—	—	—	—	5
Impairment loss	—	3	1	—	—	4	—	2	1	—	—	3
Closure and restructuring costs	6	4	—	—	—	10	11	5	—	1	—	17
Gain on financial instruments	—	(8)	—	—	(14)	(22)	—	8	—	—	(2)	6
	9	(1)	(1)	—	(14)	(7)	18	15	1	1	(2)	33
Operating income (loss) before depreciation and amortization — excluding specific items	82	115	55	119	(16)	355	22	99	45	49	(5)	210

Gains and Losses on Disposal and others
In 2009 and 2008, the Company recorded the following gain and losses:

	Q3 2009	Q3 2008	2009	2008
Loss on contribution to a joint venture	—	—	—	5
Gain on disposal of property, plant and equipment	—	—	(2)	—
Pension plan — partial curtailment	—	—	3	—
	—	—	1	5
During the second quarter of 2009, the Company recorded a $3 million charge that was incurred to settle a partial curtailment of one of its employee future benefit pension plans. The Company also recorded a gain of $2 million on disposal of assets in the Specialty Products Group, for a mill in Europe that had been closed in 2006.
In the first quarter of 2008, following the transaction with Reno De Medici S.p.A. (“RdM”), the Company recorded a loss of $5 million since the value of the shares received as a consideration was lower than the contributed book value of the assets transferred as at March 1, 2008.

Impairment Charges, Closure and Restructuring Costs
The following impairment charges and closure and restructuring costs were recorded in 2009 and 2008:

	Q3 2009		Q3 2008		2009		2008
		Closure and		Closure and		Closure and		Closure and
	Impairment	restructuring	Impairment	restructuring	Impairment	restructuring	Impairment	restructuring
	charges	costs	charges	costs	charges	costs	charges	costs
Boxboard — Dopaco (Bakersfield)	—	—	—	—	—	1	—	3
Boxboard — Corporate	—	—	—	—	—	—	—	4
Boxboard — Toronto mill	—	4	—	4	—	5	—	4
Containerboard — Red Rock	—	—	—	—	—	—	2	5
Containerboard — Converting	—	1	—	—	3	4	—	—
Specialty Products	1	—	—	—	1	—	1	—
Tissue	—	—	—	—	—	—	—	1
	1	5	—	4	4	10	3	17
In 2009, the Company recorded a charge of $1 million to terminate the lease of the building used for the Bakersfield operation, which had been closed in 2008. The Company also recorded additional charges of $5 million in 2009 following the closure of its Toronto recycled boxboard mill in 2008.
On April 2, 2009, the Company announced the closure of its Quebec City-based corrugated products plant. Sales and distribution services at the Quebec City plant will remain intact, and production will be gradually redirected to the other Quebec City-based corrugated products plants. The Company recorded an impairment charge of $3 million on property, plant and equipment, and on inventories, and a charge for severance costs of $3 million in 2009.
During the second quarter of 2009, the Company incurred restructuring charges totaling $1 million in the Containerboard converting sector. Finally, the Company recorded an impairment charge of $1 million on some equipment in the specialty products sector.
In 2008, the Company ceased operations at its Dopaco converting plant located in Bakersfield, California and recorded a charge of $3 million. Following the reorganization of its North American boxboard operations with its containerboard operations, the Company recorded a restructuring provision of $4 million. In the third quarter, the Company completed the closure, for an indefinite period, of the Toronto recycled boxboard mill and recorded a provision of $4 million.
In addition, the Company recorded a provision of $5 million related to the pension plan settlement and other closure costs for its Red Rock containerboard mill, which had been closed in 2006, as well as an impairment charge of $2 million on the remaining value of the property, plant and equipment of this mill. The Company also recorded an impairment charge of $1 million on the property, plant and equipment of a wastepaper recovery centre that had ceased its Specialty Products Group operations, and incurred a restructuring cost of $1 million for the Tissue Group.

Financial Instruments
During the third quarter of 2009, the Company recorded an unrealized gain of $8 million on certain financial instruments that were not designated as hedging instruments (unrealized gain of $22 million for the nine-month period in 2009). More specifically, the 2009 gain for the nine-month period includes a $15 million gain on financial instruments on currency, a gain of $8 million on commodity financial instruments and a net loss of $1 million on other derivative financial instruments. In the third quarter of 2008, the Company recorded an unrealized loss of $13 million on these financial instruments (unrealized loss of $6 million for the nine-month period in 2008).
During the second quarter of 2009, the Company terminated, prior to maturity, foreign exchange forward contracts, related to its US$-denominated debt, for net cash proceeds of approximately $8 million. Since these contracts were designated as cash flow hedges for the Company’s debt denominated in U.S. dollars, their decrease in fair value is recorded under “Accumulated Other Comprehensive Income (Loss)” and will be recorded as earnings until 2013.
Business Highlights
Over the past two years, the Company finalized several transactions (closure or sale of certain operating units) in order to optimize its asset base and streamline its cost structure.
The following transactions, which occurred in 2008 and 2009, should be taken into consideration when reviewing the overall or segmented analysis of the Company’s results:
Closure, Restructuring and Disposal
Boxboard Group
1) In the first quarter of 2008, the Company ceased operations at its Dopaco converting plant located in Bakersfield, California and transferred production to its Stockton, California plant.
2) In the first quarter of 2008, the Company announced the reorganization of its North American boxboard operations with its containerboard operations.
3) In the third quarter of 2008, the Company closed its Toronto, Ontario recycled boxboard mill for an indefinite period of time.
4) In the third quarter of 2008, the Company sold its Scierie Lemay sawmill, which was closed at the time.
5) In the fourth quarter of 2008, following restructuring initiatives at RdM (Europe), one paper machine located in Blendecques, France was shut down.
Containerboard Group
6) In 2008, the Company carried out a general review of its labour cost structure, which led to 600 layoffs in its converting facilities in Canada and the United States.
7) At the beginning of the second quarter of 2009, the Company announced the closure of its Quebec City-based corrugated products plant. This closure will take place gradually, through December 2009.
Business Acquisition
8) On August 31, 2009, the Company acquired the tissue business assets from Atlantic Packaging Products Ltd., based in Ontario.
9) In the third quarter of 2009, a subsidiary of the Company acquired Yorkshire Paper Corporation as well as the Canadian recovery assets of Sonoco Recycling.

Discontinued Operations
On January 7, 2008, the Company sold its Greenfield SAS pulp mill, located in France, for an amount of $41 million (€28 million). This transaction resulted in a gain of $24 million before related income taxes of $4 million.
In September 2008, the Company sold its Scierie Lemay sawmill assets for a cash consideration of $6 million and a contingent consideration of $2 million, which resulted in no gain or loss.
Business Segment Review
See “Appendix — Information for the 6-month Periods Ended June 30, 2009 and 2008” for more details on the comparative cumulative results.
Packaging—Boxboard

							Average selling		Average selling
	Sales		OIBD		Shipment (1)		price		price		Price reference
	(in millions of		(in millions of		(in thousands		(in Canadian		(in U.S. dollars		(in U.S. dollars
	dollars)		dollars)		of short tons)		dollars/unit)		or euros/unit)		or euros/unit)
	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008
Boxboard
Manufacturing — North America	58	74	4	(6)	80	107	720	687	656	659	743	778
Manufacturing — Europe	112	115	4	(2)	133	133	846	867	€539	€555	€668	€700
Converting	170	167	14	15	66	73	2,251	2,259	2,325	2,168	n/a	n/a
Others and eliminations	(19)	(24)	—	(1)	(27)	(35)
	321	332	22	6	252	278
Specific items			4	4
Excluding specific items			26	10

1.	Total shipments do not reflect the elimination of business sector intercompany shipments.

The main variances in OIBD for the Boxboard Group, excluding specific items, are shown below:

For Notes 1 to 5, see definition on page 11.
Sales for the Boxboard Group decreased by $11 million, to $321 million, in the third quarter of 2009, compared to $332 million for the same period in 2008. This decline is mainly explained by a decrease in shipments resulting from the closure of the Toronto mill in 2008 and the current challenging economic environment. Excluding the Toronto mill closure, sales are relatively stable, resulting from higher average selling prices in Canadian dollars and improved average prices in U.S. dollars in our converting operation. OIBD excluding specific items for this Group increased by $16 million to $26 million, compared to $10 million in 2008. This improvement is mainly due to lower recycled fibre and energy costs. Reductions in fixed costs, which mainly arise from our mills in Europe and by the restructuring measures in North America, also had a positive impact of ($6 million) on OIBD.
For the nine-month period ended September 30, 2009, sales for the Boxboard Group remained stable at $993 million, compared to $992 million for the same period in 2008, despite an 10.7% decrease in sales volume. This drop in volume was offset by higher average selling prices and the positive effect of foreign exchange. OIBD excluding specific items for the nine-month period increased by $60 million to $82 million, compared to $22 million in 2008. This improvement is mainly due to lower recycled fibre and energy cost. In addition, OIBD benefited from the depreciation of the Canadian dollar against the U.S. dollar and the euro.
North America
Sales in manufacturing mills for the third quarter of 2009 decreased by $16 million, or 21.6%, compared to the same period in 2008. Shipments were lower by 25%, due to the unfavourable economic situation and the temporary shutdown of the Toronto mill. Excluding specific items, OIBD for manufacturing mills in the third quarter of 2009 increased by $10 million, to $8 million. The improvement in profitability is attributable to decreases in raw materials and energy costs, of $6 million and $2 million respectively. The depreciation of the Canadian dollar against the U.S. dollar also had a positive impact, of $1 million, on OIBD. On the converting side, shipments were lower by 9.6%. However, this decrease was more than offset by an increase in the selling prices associated with our folding carton and quick-service restaurant packaging activities. Excluding specific items, OIBD for converting plants decreased by $1 million. Increased selling prices led to a $5 million improvement in OIBD. However, this increase was offset by an increase of $6 million in raw materials costs (parent rolls).
Excluding the temporary shutdown of the Toronto mill in September 2008, which accounts for 33,500 tons, we took approximately 10,520 tons of downtime in the North American manufacturing units to keep supply and demand on balance as well as to maintain inventories at satisfactory levels. For the same period in 2008, 6,751 tons of downtime was taken.

During the third quarter of 2009, the Company recorded closure and restructuring charges of $4 million following the closure of its Toronto recycled boxboard mill in 2008. For the same period in 2008, this Group recorded closure and restructuring charges of $4 million following the closure of that mill.
For the nine-month period ended September 30, 2009, sales volume for manufacturing mills was 19% lower compared to 2008. Sales decreased by $13 million or 6.4% for manufacturing mills, compared to the same period in 2008. The lower decrease in sales compared to shipments is explained by higher average selling prices in 2009 compared to 2008. OIBD for manufacturing mills, excluding specific items, increased by $47 million to $23 million. Beyond the increase in selling prices, the decrease in raw materials and energy costs contributed to the improvement in OIBD. On the converting side, sales increased by $34 million or 6.8%, while the OIBD excluding specific items increased by $1 million. The increase in selling price and lower energy costs were offset by the increase in raw materials costs.
Europe
For the third quarter of 2009, sales decreased by $3 million, or 2.6%, compared to the same period in 2008. Volumes were relatively stable in both the virgin and recycled boxboard markets. The average selling price in euros decreased slightly in the third quarter of 2009, compared to the same period in 2008. This sector also benefited from lower recycled fibre and energy costs. All these factors led to an increase in OIBD, excluding specific items, of $6 million.
For the nine-month period ended September 30, 2009, without taking into account the impact of RdM for the first two months of 2008, shipments increased sligthly. Average selling prices slighty decreased leading to lower sales of $27 million or 7.4% compared to the same period in 2008. The transaction with RdM that became effective on March 1, 2008 did not completely counterbalance lower selling prices. However, European activities benefited from the decrease in recycled fibre and energy costs and the depreciation of the Canadian dollar against the euro. In addition, our virgin mills benefited from favourable exchange rates for the Swedish krona against the euro and the GBP.
Packaging—Containerboard

	Sales		OIBD		Shipment (1) (in		Average selling		Average selling
	(in millions of		(in millions of		thousands		price (in Canadian		price (in U.S.		Price reference (in
	dollars)		dollars)		of short tons)		dollars/unit)		dollars/unit)		U.S. dollars/unit)
	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008
Containerboard
Manufacturing	132	157	20	13	289	300	457	524	417	503	537	610
Converting	230	257	22	15	1962	2222	1,1782	1,1622	1,0732	1,1152	n/a	n/a
Others and eliminations	(90)	(96)	—	(5)	(144)	(159)
	272	318	42	23	327	363
Specific items			(1)	9
Excluding specific items			41	32

1.	Total shipments do not reflect the elimination of business sector intercompany shipments.

2.	Equal to 3,065 million square feet (msf), CAN$75/msf, US$68/msf in 2009, and to 3,456 msf, CAN$74/msf, US$71/msf in 2008.

The main variances in OIBD for the Containerboard Group, excluding specific items, are shown below:

For Notes 1 to 5, see definition on page 11.
The Containerboard Group’s sales decreased by $46 million to $272 million for the third quarter of 2009, compared to $318 million for the same period in 2008. Export shipments in our Canadian manufacturing mills had a negative impact on our sales, since their selling prices are lower. Average selling prices in U.S. dollars decreased by $101/s.t. in the third quarter of 2009, compared to the same quarter in 2008. As for our mill in France, average selling prices decreased by €93/s.t. Manufacturing shipments dropped by 3.7% as a result of the unfavourable economic situation. In the third quarter of 2009, 62 days of downtime were taken in the manufacturing sector (corresponding to 16,884 short tons, which represents about 10.5% of our capacity), in order to keep production in balance with demand. Those downtimes took place mainly in corrugated medium paper mills.
The North American corrugated product market continued to be negatively impacted by the challenging economic environment. Compared to the same period of last year, converting shipments of the Containerboard Group were down 11% in the third quarter of 2009, mostly in line with Canadian and Northeastern U.S. industry shipments which decreased by 9%. However, our converting operations benefited from better selling prices in Canadian dollars, as selling prices per msf increased in the third quarter of 2009, compared to the third quarter of 2008.
OIBD excluding specific items increased by $9 million to $41 million for the third quarter of 2009, compared to $32 million for the same period in 2008. Significant sales volume reductions, in comparison to 2008, led to an $11 million decrease in OIBD. The decrease in average selling prices in our manufacturing mills also had a negative impact on OIBD, as explained before. However, the negative impact of sales volume and selling prices was offset by a significant decrease in wastepaper ($9 million), by better control of the fixed-costs structure.
In the third quarter of 2009, the Containerboard Group recorded an unrealized gain of $2 million on derivative financial instruments, compared to a loss of $9 million in 2008. In addition, following the announcement of the Quebec City closure, an additional restructuring provision of $1 million was recorded, for additional severance costs. During the third quarter of 2008, no closure and restructuring costs were incurred.
For the nine-month period ended September 30, 2009, the Containerboard Group’s sales decreased by $100 million to $810 million, compared to $910 million for the same period in 2008. This decrease is mainly attributable to a 13.7% decrease in sales volume. Excluding specific items, OIBD increased by $16 million to $115 million in 2009, compared to $99 million for the same period in 2008. The decrease in sales volume was more than offset by the decrease in raw materials and energy costs, better control of the fixed-costs structure and the depreciation of the Canadian dollar against the U.S. dollar.

PACKAGING—SPECIALTY PRODUCTS

					Shipment[1]		Average selling price
	Sales		OIBD		(in thousands		(in Canadian		Average selling price		Price reference
	(in millions of dollars)		(in millions of dollars)		of short tons)		dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	T3 2009	T3 2008	T3 2009	T3 2008	T3 2009	T3 2008	T3 2009	T3 2008	T3 2009	T3 2008	T3 2009	T3 2008

Specialty products
Manufacturing	83	80	8	5	92	89	909	901	829	865	762	851
Converting	60	67	7	8	29	33
Recovery and deinked	70	102	6	7	n/a	n/a
Others and eliminations	(18)	(25)	—	1	(5)	(4)

	195	224	21	21	116	118
Specific items			1	—

Excluding specific items			22	21

1.	Total shipments do not reflect the elimination of business sector intercompany shipments.
The main variance in OIBD for the Specialty Products Group, excluding specific items, is shown below:
For Notes 1 to 5, see definition on page 11.
For the third quarter of 2009, sales for the Specialty Products Group decreased by 13% to $195 million, compared to $224 million for the same period in 2008. This decrease is mainly attributable to recovery activities ($25 million). In addition to the negative impact resulting from lower volume for these activities, the lower market selling prices in 2009 over 2008 had a negative impact on sales despite the recent price increases observed in the market. Sales for our industrial packaging sector decreased due to a general decrease in demand and to the difficult economic situation for our paper industry customers. Sales for our specialty papers sector were relatively stable in 2009, compared to 2008, due to the good performance of our mill in Saint-Jérôme.
For the third quarter of 2009, excluding specific items, OIBD increased by $1 million to $22 million compared to $21 million in 2008. Except for our recovery activities, this Group benefited mainly from the drastic price decrease for wastepaper and commercial pulp, which began during the last quarter of 2008 and led to a positive impact of $12 million on OIBD. That positive impact had more than offset the negative impact of $5 million due to the decrease in our average selling prices. Our fine paper mill located in Saint-Jérôme significantly increased its profitability through its variety of specialty products and higher recycled-content grade. Despite a recent increase in recycled materials selling prices, our de-inking sector also improved its profitability. In addition, our industrial packaging activities maintained their profitability due to better control over costs. In fact, despite a decrease in sales volume, all of our activities, except for recovery, increased their profitability mainly due to a decrease in raw materials costs.
During the third quarter of 2009, this Group recorded an impairment charge on certain equipment used for its fine paper activities that had been put out of service.
For the nine-month period ended September 30, 2009, sales for the Specialty Products Group decreased by 12.7% to $569 million, compared to $651 million for the same period in 2008. This decrease is again attributable to recovery activities, for which sales decreased by $92 million or 40%. For the nine-month period ended September 30, 2009, OIBD excluding specific items increased by $10 million to $55 million, compared to $45 million for the same period in 2008.

TISSUE PAPERS

	Sales		OIBD		Shipment (1) (in		Average selling		Average selling
	(in millions of		(in millions of		thousands		price (in Canadian		price (in U.S.		Price reference (in
	dollars)		dollars)		of short tons)		dollars/unit)		dollars/unit)		U.S. dollars/unit)
	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008	Q3 2009	Q3 2008
Tissue Papers
Manufacturing and converting	210	205	38	22	119	124	1,715	1,681	1,563	1,614	1,605	1,618
Specific items			—	—
Excluding specific items			38	22

1.	Total shipments do not take into account the elimination of business sector intercompany shipments.
The main variances in OIBD for the Tissue Group, excluding specific items, are shown below:
For Notes 1 to 5, see definition on page 11.
Tissue Group sales increased by 2.4% to $210 million for the third quarter of 2009, compared to $205 million for the same period in 2008, while shipments decreased by 4%, mainly due to the unfavourable economic conditions. This economic situation mainly affected jumbo roll shipments in the U.S. commercial and industrial markets. Converting sector shipments remained relatively stable. The improvement in sales compared to the third quarter of 2008 is mainly due to the depreciation of the Canadian dollar against the U.S. dollar in 2009 and the rise in the proportion of converted products against total shipments compared to 2008, for which selling prices are higher than for jumbo rolls. These positive impacts were partly offset by a decrease in average selling prices for parent rolls. In addition, the recent acquisition of the Atlantic tissue assets contributed to the sales increase for one month during the quarter.

The Tissue Group’s OIBD excluding specific items stood at $38 million for the third quarter of 2009, compared to $22 million for the same period of 2008. The improvement in OIBD is mainly due to the significant decrease in raw materials and energy prices.
In the second quarter of 2008, the Tissue Group recorded a $1 million restructuring cost due to a labour rationalization.
On August 31, 2009, the Company finalized the acquisition of the tissue business from Atlantic Packaging Products Ltd. based in Ontario, for a total consideration of $60 million. This transaction will enable us to further develop the Cascades Enviro100% recycled brand, particularly in central and western Canada, by bringing us closer to our customers located in west of Québec. This acquisition will also enable us to increase the annual production capacity by 55,000 short tons of recycled paper and its converting capacity by approximately 70,000 short tons, adding close to $100 million in sales per year.
For the nine-month period ended September 30, 2009, Tissue Group sales increased by 12% to $628 million, compared to $559 million for the same period in 2008, while shipments decreased by 5.7% mainly due to a decrease in parent roll shipments, mostly in the U.S. commercial and industrial markets. The decrease in shipments is explained by the unfavourable economic conditions. For the nine-month period ended September 30, 2009, the Tissue Group’s OIBD excluding specific items stood at $119 million, compared to $49 million for the same period in 2008. Again, the increase of $70 million in OIBD is explained by the decrease in raw materials costs, the increase in selling costs, lower energy prices and the weakness of the Canadian dollar.
Corporate Activities
In 2009, OIBD for corporate activities includes a foreign exchange loss of $5 million, while no loss or gain was recorded for the same period in 2008 (foreign exchange loss of $2 million in the third quarter of 2009, compared to a loss of $1 million in 2008).
Corporate activities also include OIBD from the Company’s Engineering Division, which has been involved in a construction project in Western Canada for a third party since late 2006. This project was completed in 2008 and the final settlement of outstanding unpaid invoices was completed on September 30, 2009. As a result of this cash settlement, the Company recorded OIBD of $4 million during the third quarter of 2009 and reduced its accounts receivable by $26 million.
In addition, OIBD in 2009 includes a charge of $2 million following a fire at an external warehouse that led to the loss of raw materials for fine papers and tissue paper finished products. This charge represents the financial portion supported by corporate activities. Also, the profitability of other corporate services was lower, due to the difficult economic environment.
In 2009, the Company recorded an unrealized gain of $14 million on financial instruments ($6 million for the third quarter), compared to a gain of $2 million in 2008 (a loss of $4 million for the third quarter).
Other Items Analysis
Depreciation and Amortization
Depreciation and amortization increased to $162 million in 2009 ($53 million for the third quarter), compared to $158 million in 2008 ($54 million for the third quarter). The depreciation and amortization expense was affected by the net impact of the proportional consolidation of the transaction with Reno De Medici. In addition, the depreciation of the Canadian dollar against the U.S. dollar increased the depreciation and amortization expense in 2009, compared to 2008.

Operating Income (Loss)
As a result of the above, operating income increased by $181 million to $200 million ($76 million for the third quarter), compared to an operating income of $19 million in 2008 ($17 million for the third quarter). Operating margins for 2009 increased from 0.6% in 2008 to 6.8% in 2009.
Excluding specific items, operating income for 2009 stood at $193 million ($74 million for the third quarter), compared to $52 million in 2008 ($34 million for the third quarter).
Interest Expense
The interest expense remained stable at $77 million in 2009, compared to 2008 ($25 million for the third quarter of 2009, compared to $27 million in 2008). For the nine-month period, the decrease in the level of our debt had more than compensated for the depreciation of the Canadian dollar against the U.S. dollar that led to an increase in interest expenses on our US$-denominated debts. The increase of 2% in the applicable interest margin on the variable interest rate for the Company’s revolving and term facilities, following the February 13, 2009 amendment of its credit facility to maintain its existing financial covenants, also increased our interest expense in 2009.
Foreign Exchange Loss (Gain) on Long-term Debt
Since its US$-denominated debts are hedged, the Company did not record any foreign exchange gain or loss on these debts in 2009. In 2008, a foreign exchange loss of $20 million was recorded (no gain or loss for the third quarter). However, in the third quarter of 2009, the Company recorded a loss of $3 million, resulting mainly from the recognition of charges recorded previously under “Accumulated Other Comprehensive Income (Loss)” upon termination of the hedge accounting of foreign exchange forward contracts ($8 million for the nine-month period in 2009).
Gain on Purchases of Senior Notes
During the first quarter of 2009, the Company purchased senior notes that were trading at a discount. The difference between the nominal value and the amount paid resulted in a gain of $14 million.
Provision for Income Taxes
The 2009 income tax expense is $39 million, for an effective rate of 30%, including the impact of all specific items. Excluding these specific items, the effective tax rate is approximately 35%. As a consequence of a Quebec income tax rate change on investment incomes, a favourable adjustment of $6 million is included in the 2009 earnings. Of that amount, $4 million is recorded in the income tax provision and $2 million in the share of earnings of significantly-influenced companies.
The effective tax rate and current income taxes are affected by the results of certain subsidiaries and a joint venture located in countries — notably Germany, Italy and the United States — where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 31% to 35%.
Share of Results of Significantly-influenced Companies
The share of results of significantly-influenced companies is mainly represented by our 34% interest in Boralex Inc., a Canadian public company that produces green and renewable energy, with operations in the northeastern United States, Canada and France.
Net Earnings
For the third quarter of 2009, the Company posted net earnings of $34 million, or $0.35 per share in 2009, compared to a net loss of $7 million or $0.07 per share in 2008. However, after excluding certain specific items, the Company realized net earnings of $35 million or $0.36 per share, compared to $6 million or $0.06 per share in 2008 (see “Supplemental Information on Non-GAAP Measures” for reconciliation of these amounts).

As a result of the foregoing factors, the Company posted net earnings of $101 million, or $1.03 per share in 2009, compared to a net loss of $36 million or $0.36 per share in 2008. However, after excluding certain specific items, the Company realized net earnings of $84 million or $0.86 per share, compared to a net loss of $14 million or $0.14 per share in 2008 (see “Supplemental Information on Non-GAAP Measures” for reconciliation of these amounts).
Liquidity and Capital Resources
Cash Flows from Operating Activities
Operating activities generated $266 million in 2009 ($117 million for the third quarter), compared to $39 million in 2008 ($22 million for the third quarter). Changes in non-cash working capital components led to a cash inflow of $23 million in 2009 (cash inflow of $23 million for the third quarter), compared to a cash requirement of $57 million in 2008 (cash requirement of $21 million for the third quarter). The improvement in cash flow is the result of implementation of proactive measures, which began in 2008, in order to optimize working capital. Our inventories decreased by $25 million, mainly due to the decrease of $20 million in raw materials inventory resulting from the strategic management of our recycled fibre needs. Also, volume and selling prices in 2009 show a different trend compared to the first nine months of 2008, and a third quarter increase in volume led to an increase of our accounts receivable.
We also put in place a factoring program for certain of our accounts receivable in Europe during the second quarter of 2009, which resulted in a decrease of $11 million (€7 million) of accounts receivable. Our Engineering division also reduced its accounts receivable by $26 million (see corporate activities segment review). These positive impacts were partially offset by a net decrease in income tax receivables of $7 million, following a current tax adjustment in the U.S.
Cash flow from operating activities, excluding the change in non-cash working capital components, stood at $243 million for 2009 ($94 million for the third quarter), compared to $96 million for the same period in 2008 ($43 million for the third quarter). Specific amounts, namely $7 million related to closure and restructuring charges, reduced cash flow from operating activities in 2009 ($1 million for the third quarter). For the same period in 2008, $17 million was related to closure and restructuring charges, and $2 million for an inventory fair-value adjustment resulting from the Reno de Medici merger reduced cash flows from operating activities. Still in 2008, however, cash flow from operating activities included $15 million for early settlement of natural gas contracts. Cash flow from operating activities, excluding the change in non-cash working capital components, was negatively affected in 2009 by a higher-than-usual pension plan liability payment, in the amount of $4 million.
This cash flow measure is significant, since it positions the Company to pursue its capital expenditures program and reduce its indebtedness.
Investing Activities
Investment activities in 2009 required total cash resources of $195 million, mainly for business acquisition ($64 million) and capital expenditure projects ($124 million). The largest capital projects in 2009 were:
Boxboard ($41 million)
$9 million for production process optimization in the LaRochette, France mill.
$20 million to add converting equipment for the QSR business.
Containerboard ($17 million)
$4 million for a bark boiler in the Trenton mill.
$5 million for various projects in the papermill manufacturing units.

$2 million for a new press in one converting facility in Quebec.
Specialty Products ($23 million)
$10 million to complete the new sorting facility in Calgary, for our recycling paper activities.
$2 million for new equipment on a paper machine in our fine paper mill in St-Jérôme.
Tissue ($26 million)
$9.5 million for expansion and installation of converting equipment in the Lachute unit.
$7 million for new converting equipment in North Carolina, Pennsylvania, Wisconsin, Arizona, Waterford, Candiac and Laval.
$2 million for adding onto converting equipment, and lease improvements in a joint venture based in North Carolina.
$1 million for improvement on a building used for a paper machine in Pennsylvania.
Corporate Activities ($14 million)
$10 million for the acquisition of a warehouse.
Investments aimed at reducing energy consumption.
The Company also invests approximately $6 million in other assets, for the purchase and implementation of software.
The Company also sold assets in its Specialty Products Group, for a consideration of $2 million.
Business Acquisitions ($64 million)
In 2009, the Company paid $60 million for the acquisition of the tissue paper assets of Atlantic Packaging Products Ltd. based in Ontario and $4 million for acquisition of the Canadian assets of Sonoco Recycling and the recovery assets of Yorkshire Paper Corporation, through its subsidiary Metro Waste Paper Recovery.
Financing Activities
During the first quarter of 2009, the Company benefited from its positive cash flow, purchasing senior notes with a nominal value of US$26.1 million, for a consideration of US$14.6 million. The consideration paid during the first quarter of 2009 was $14 million and an amount of $4 million was paid during the second quarter of 2009. The Company may elect, from time to time, to purchase its senior notes when market conditions are appropriate. These transactions, combined with cash flow from operating activities and investments in capital projects, resulted in a $52 million decrease in our total indebtedness during the first nine months of 2009.
In 2009, a 73%-owned subsidiary of the Company (Metro Waste) completed long-term financing for its activities and repaid the temporary loan that had been provided in 2008. During the second quarter of 2009, the Company has provided a limited guarantee for this financing, for a maximum amount of $10 million.
The Company also redeemed 1,202,018 of its common shares on the open market, pursuant to a normal-course issuer bid, for the amount of $3 million.
Including these transactions and the $12 million in dividends paid out during the current year, financing activities required $59 million in liquidity.

Settlement of Forward Exchange Contracts
During the second quarter of 2009, the Company terminated foreign exchange forward contracts and options prior to maturity for net cash proceeds of approximately $8 million. Since these contracts had been designated as cash flow hedges for the Company’s US$-denominated debt, their fair-value decrease was recorded under “Accumulated Other Comprehensive Income (Loss)”. The net cash proceeds of these transactions have been applied to reduce the Company’s revolving credit facility.
As at September 30, 2009, the Company has forward exchange contracts and options to fix a maximum of $397.5 million, or 44% of its US$-denominated debt, at an average exchange rate of CAN$1.1759 (US$0.85). The mark-to-market value of $38 million as at September 30, 2009 is recorded under “Other Liabilities” on the balance sheet.
Liquidity from Discontinued Operations
During the first quarter of 2009, the Company paid $3 million in connection with a 2006 legal settlement in the fine papers sector’s distribution activities, which were disposed of in 2006.
Consolidated Financial Position as at September 30, 2009 and December 31, 2008
Following are the Company’s financial position and ratios:

(in millions of Canadian dollars)	2009	2008
		(Restated - Refer
		to note 1 a) of
		financial
		statements)
Working capital (1)	629	694
% of sales (2)	17.0%	16.6%
Bank loan and advances	79	104
Current portion of long-term debt	10	36
Long-term debt	1,501	1,672
Total debt	1,590	1,812
Shareholders’ equity	1,334	1,255
Total equity and debt	2,924	3,067
Ratio of debt/total equity and debt	54.4%	59.1%
Shareholders’ equity per share	$13.70	$12.74

1.	Working capital includes accounts receivable plus inventories less accounts payable. This number excludes an unpaid provision for closure and restructuring costs in the amount of $17 million as at September 30, 2009, and $22 million as at December 31, 2008. It also excludes the current portion of derivative financial instrument assets in the amount of $1 million (liability of $31 million as at December 31, 2008) and the net current portion of future tax which is $- million (assets of $10 million as at December 31, 2008).

2.	% of sales = LTM Working Capital/LTM Sales.

Liquidity available via the Company’s credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations and fulfill its capital expenditure program. Capital expenditures for 2009 were estimated at approximately $150 million, but are subject to change depending on the Company’s operating results and on general economic conditions. As at September 30, 2009, the Company had $344 million (net of letters of credit in the amount of $27 million) available through its $850 million revolving credit facility. However, the borrowing base authorized by our credit agreement decreased during the period to approximately $825 million, which reduce our borrowing capacity by $25 million. The Company has no significant debt maturities before the end of 2011.
Near-term Outlook
Looking ahead to the fourth quarter, while we are encouraged by the recent improvement in demand and the relative stability of most of our selling prices, we expect lower volumes due to normal seasonality and planned maintenance downtimes. In addition, we anticipate slightly higher fibre and energy costs. We also remain cautious in regards to short term business conditions given the uncertain economic climate in North America.
Capital Stock Information
As at September 30, 2009, issued and outstanding capital stock consisted of 97,346,833 common shares (98,548,851 as at December 31, 2008), and 4,746,893 stock options were issued and outstanding (2,903,506 as at December 31, 2008). In 2009, no options were exercised and 324,706 were forfeited. In 2009, the Company issued 97,669 stock options at an exercise price of $7.64, 2,031,785 stock options at an exercise price of $2.28 and 38,641 stock options at an exercise price of $9.42.
As at November 5, 2009, issued and outstanding capital stock consisted of 97,259,933 common shares and 4,746,893 stock options.
Off-balance-sheet Arrangement
Factoring of Accounts Receivable
The Company sells its accounts receivables from clients (“receivables”) of one of its European subsidiaries through a factoring contract with a financial institution. The Company uses factoring of receivables as a source of financing, by reducing its working capital requirements. This factoring consists of the sale of a part of its receivables to this financial institution. The contract normally allows the daily sale of new receivables to replace those that have been collected. The contract also limits the receivables that can be sold. When the receivables are sold, the Company removes them from the balance sheet, recognizes the amount received as the consideration for the transfer and records a loss on factoring which is included in “Cost of good sold (excluding depreciation)” in the financial statements. The receivables for which the Company retained interest are included in “Accounts receivable” in its financial statements and will be collected only when the financial institution has recovered its part of the receivables bought. The Company retains responsibility for servicing the receivables sold, but does not record any servicing assets or liabilities.
As at September 30, 2009, the off-balance-sheet impact of the factoring of receivables amounted to $11 million (€7 million). The Company expects to continue to sell receivables on an ongoing basis, given the attractive costs. Should it decide to discontinue this contract, its working capital and bank debt requirements would increase.
Critical Accounting Estimates
Some of the Company’s accounting policies require significant estimates and assumptions about future events that affect the amounts reported in the financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of management’s judgment. Actual results could differ from those estimates, and any such differences may be material to the Company’s financial statements.

Except for what is described below, as at November 5, 2009, no new items had occurred since December 31, 2008. Therefore, it is the opinion of the Company that the position taken with regard to the estimates, which are outlined in the Annual Report (refer to page 48), remains unchanged.
The Company is currently working with representatives of the Ontario Ministry of the Environment (MOE) — Northern Region regarding its potential responsibility for an environmental impact identified at its former Thunder Bay facility (the “Mill”). The MOE has requested that the Company look into a management site plan related to the sediment quality adjacent to the Mill’s lagoon. Several meetings have been held during the year with the MOE and AbitibiBowater Inc., a former owner of the facility that has recently filed for court protection in Canada and the United States. A study on the sediment quality and potential remediation options has commenced. Although a loss is probable, it is not possible at this time to estimate the Company’s obligation because of the uncertainty surrounding the extent of the environmental impact, the potential remediation alternatives, the concurrence of the MOE and the outcome of the current procedures at AbitibiBowater Inc.
On June 17, 2009, the Government of Canada announced $1 billion in spending to support environmental improvements for the pulp and paper industry. The Green Transformation Program is intended to provide funding of $0.16 per litre of black liquor, to a maximum program total of $1 billion. Eligible companies participating in the Green Transformation Program will be required to invest these funds, over the next three years, in capital expenditures that make improvements to the energy efficiency or environmental performance of any pulp and paper mill in Canada. This program is retrospectively applicable to January 1, 2009. On October 9, 2009, the Government of Canada announced the allocation of payments that will be done under this program. As per this announcement, Cascades is eligible for an amount of $6 million. As at September 30, 2009, Cascades has not recorded any amount under this program, since the funds will be received upon the realization of the capital expenditure approved by the government thereto.
Introduction of New Accounting Standards in 2009
Goodwill and Intangible Assets
On January 1, 2009, the Company adopted CICA handbook Section 3064, “Goodwill and Intangible Assets”, which replaces CICA handbook Section 3062, “Goodwill and Other Intangible Assets”, and CICA handbook Section 3450, “Research and Development Costs”. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions of Section 3064 have been adopted retrospectively, with restatement of prior periods. As a result of this adoption, the Company recorded certain expenditures related to start-up costs as expenses, rather than recording them as assets in “Other Finite-life Intangible Assets”. The Company also reclassed, from property, plant and equipment to other assets, the net book value of its software, in the amount of $7 million as at December 31, 2008. For more details on the impact of the adoption of this new standard as at January 1, 2009, refer to Note 1a) of the Company’s financial statements.
Credit Risk and Fair Value of Financial Assets and Financial Liabilities
On January 1, 2009, the Company adopted the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, with retrospective application and without restatement of prior periods. The guidance requires that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company concluded that the adoption of these recommendations did not have a significant impact.

New Accounting Policy Adopted
Accounts receivable
Accounts receivable are recorded at cost, net of a provision for doubtful accounts that is based on expected collectibility. Losses on factoring of accounts receivable are calculated as the difference between the carrying amount of the receivables sold and the sum of the cash proceeds on sale. Costs related to the sales of accounts receivable are recognized in earnings in the period in when the sale occurs.
New Accounting Standards not yet adopted
Business Combinations
In January 2009, CICA published Section 1582, “Business Combinations”. This section replaces the former Section 1581, “Business Combinations”. The new standard requires that the acquiring entity in a business combination recognize most of the assets acquired and liabilities assumed in the transaction at fair value, including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed. This standard is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point, the Company does not intend to adopt this new standard early. The Company is currently evaluating the impact of the adoption of this new standard.
Consolidated Financial Statements and Non-controlling Interests
In January 2009, CICA published “Consolidated Financial Statements”, Section 1601, and “Non-controlling Interests”, Section 1602. These two sections replace Section 1600, “Consolidated Financial Statements”. Section 1601, “Consolidated Financial Statements”, carries forward guidance from Section 1600, “Consolidated Financial Statements”, with the exception of non-controlling interests, which are addressed in a separate section. Section 1602, “Non-controlling Interests”, requires that the Company report non-controlling interests within equity separately from the parent owners’ equity, and transactions between an entity and non-controlling interests as equity transactions. These standards are effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point, the Company does not intend to adopt these new standards early. The Company is currently evaluating the impact of the adoption of these new standards.
Accounting Changes
In June 2009, CICA amended Section 1506, “Accounting Changes”, to exclude from the scope of this section changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. This amendment is effective for years beginning after July 1, 2009.
Financial Instruments — Recognition and Measurement
In June 2009, CICA amended Section 3855, “Financial Instruments — Recognition and Measurement”, to clarify application of the effective interest rate method after a debt instrument has been impaired. The amendment also clarifies when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point, the Company does not intend to adopt this amendment early. The Company is currently evaluating the impact of the adoption of this amendment.
Financial Instruments — Disclosures
In June 2009, CICA amended Section 3862, “Financial Instruments — Disclosures”, to enhance disclosure requirements about liquidity risk of financial instruments. The amendment also includes new disclosure requirements about fair-value measurement of financial instruments. The amendment will be effective for the Company’s 2009 annual consolidated financial statements. The Company is currently evaluating the impact of the adoption of this amendment.

International Financial Reporting Standards
In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for publicly accountable profit-oriented enterprises. The transition from current Canadian GAAP to IFRS will be applicable for the Company for the fiscal year beginning on January 1, 2011. The Company will convert to these new standards according to the timetable set for these new rules. The Company has established its transition plan and has formally set up a project team. The project team, which consists of members from Finance, is overseen by the Company’s Chief Financial Officer. It reports on a regular basis to senior management and to the Audit Committee of the Company’s Board of Directors. The Company uses an external advisor to assist in the conversion project.
The Company completed the first phase of its transition program, which included scoping to identify the significant accounting policy differences and their related areas of impact in terms of systems, procedures and financial statements. While the effects of IFRS have not been fully determined, the Company has identified a number of key areas where it is likely to be impacted by change in accounting policy. These include, amongst others:
Business combinations
Property, plant and equipment
Effects of changes in foreign exchange rates
Interests in joint ventures
Financial instruments: presentation
Impairment of assets
Financial instruments: recognition and measurement
The Company is currently in the second phase, which involves a completed design and work plan to measure the differences between IFRS and Canadian GAAP, and the impact on its financial statements, disclosures and operations. The Company will address the design, planning, solution development and implementation of the conversion over 2009.
At this time, the full impact of transitioning to IFRS on the Company’s future financial position and future operational results is not reasonably determinable or estimable. We continue to assess the available transitional exemption options, along with the accounting policies under IFRS, and the resulting impacts.
It is, however, difficult to predict the IFRS that will be effective at the end of our first IFRS reporting period, as the IASB work plan anticipates the completion of several projects in 2010 and 2011.
Completion of a draft opening balance sheet, prepared under IFRS at the date of transition (January 1, 2010), is currently planned for the first half of 2010. Draft financial statements and disclosure information will be prepared for each quarter in 2010 (to be used for comparative purposes in 2011) and reporting under IFRS will commence for interim and annual periods in 2011.
INTERNAL CONTROLS AND PROCEDURES
The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”) to provide reasonable assurance that material information relating to the Company is made known to them, and have designed internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in accordance with GAAP.
They deem the design of DC&P and of ICFR to be adequate, as at September 30, 2009.

The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have evaluated whether or not there were any changes to the Company’s ICFR during the three-month period ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, its ICFR. No such changes were identified through their evaluation.
Risk Management
As part of its ongoing business operations, the Company is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact on the Company’s financial position, operating results and cash flows. The Company manages its exposure to these and other market risks through regular operating and financing activities, and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes.
Page 51 and ff. of our Annual Report for the year ended December 31, 2008 contain a discussion of the key areas of the Company’s business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Refer to our Annual Report for more details.
Supplemental Information on Non-GAAP Measures
None of the following items is a measure of performance under Canadian GAAP: operating income before depreciation and amortization (OIBD), operating income, cash flow from operations and cash flow from operations per share. The Company includes OIBD, operating income, cash flow from operations and cash flow from operations per share because these elements are measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used as, a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, nor are they necessarily an indication of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD, operating income, cash flow from operations (adjusted) and cash flow from operations (adjusted) per share may differ from those of other companies. “Cash flow from operations (adjusted)” is defined as cash flow from operating activities, as determined in accordance with Canadian GAAP and excluding the change in working capital components. Cash flow from operations (adjusted) per share is determined by dividing cash flow from operations by the weighted average number of common shares for the period in question.
Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations (adjusted) excluding specific items and cash flow from operations (adjusted) per share excluding specific items are non-GAAP measures.
The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above-mentioned non-GAAP measures provide investors with a measure of performance that can be used to compare its results between periods without regard to these specific items. The Company’s measures, excluding specific items, have no standardized meaning prescribed by GAAP, nor are they necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation.
Specific items include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sales of business units, unrealized gains or losses on financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt, and other significant items of an unusual or a non-recurring nature.

Net earnings (loss), a performance measure defined by Canadian GAAP, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month periods		For the 9-month periods
	ended September 30		ended September 30
(in millions of Canadian dollars)	2009	2008	2009	2008
Net earnings (loss)	34	(7)	101	(36)
Net earnings (loss) from discontinued operations	—	—	—	(18)
Non-controlling interest	—	1	(1)	2
Share of results of significantly influenced companies	(3)	(2)	(10)	(6)
Provision for (recovery of) income taxes	17	(2)	39	(20)
Foreign exchange loss on long-term debt	3	—	8	20
Gain on purchases of senior notes	—	—	(14)	—
Interest expense	25	27	77	77
Operating income	76	17	200	19
Specific items:
Inventory adjustment resulting from business acquisition	—	—	—	2
Gains or losses on disposal and others	—	—	1	5
Impairment loss	1	—	4	3
Closure and restructuring costs	5	4	10	17
Gain on financial instruments	(8)	13	(22)	6
	(2)	17	(7)	33
Operating income — excluding specific items	74	34	193	52
Depreciation and amortization	53	54	162	158
Operating income before depreciation and amortization — excluding specific items	127	88	355	210

The following table reconciles net earnings (loss) and net earnings (loss) per share with net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

	Net earnings (loss)				Net earnings (loss) per share (1)
	For the 3-month periods		For the 9-month periods		For the 3-month periods		For the 9-month periods
	ended September 30		ended September 30		ended September 30		ended September 30
(in millions of Canadian dollars,
except amount per share)	2009	2008	2009	2008	2009	2008	2009	2008
As per GAAP	34	(7)	101	(36)	$0.35	$(0.07)	$1.03	$(0.36)
Specific items :
Inventory adjustment resulting from business acquisition	—	—	—	2	$—	$—	$—	$0.01
Gains or losses on disposal and others	—	—	1	5	$—	$—	$—	$0.05
Impairment loss	1	—	4	3	$0.01	$—	$0.03	$0.02
Closure and restructuring costs	5	4	10	17	$0.03	$0.03	$0.07	$0.12
Loss (gain) on financial instruments	(8)	13	(22)	6	$(0.06)	$0.10	$(0.16)	$0.04
Foreign exchange loss on long-term debt	3	—	8	20	$0.03	$—	$0.08	$0.17
Gain on purchases of senior notes	—	—	(14)	—	$—	$—	$—	$—
Loss (gain) Included in discontinued operations	—	—	—	(23)	$—	$—	$(0.13)	$(0.19)
Adjustment of statutory tax rate	—	—	(6)	—	$—	$—	$(0.06)	$—
Tax effect on specific items	—	(4)	2	(8)	$—	$—	$—	$—
	1	13	(17)	22	$0.01	$0.13	$(0.17)	$0.22
Excluding specific items	35	6	84	(14)	$0.36	$0.06	$0.86	$(0.14)
Note 1 — Specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow from operations (adjusted) and cash flow from operations (adjusted) per share with cash flow from operations (adjusted) excluding specific items and cash flow from operations (adjusted) per share excluding specific items:

	Cash flow from operations (adjusted)				Cash flow from operations (adjusted) per share
	For the 3-month periods		For the 9-month periods		For the 3-month periods		For the 9-month periods
(in millions of Canadian dollars, except	ended September 30		ended September 30		ended September 30		ended September 30
amount per share)	2009	2008	2009	2008	2009	2008	2009	2008
Cash flow provided by operating activities	117	22	266	39
Changes in non-cash working capital components	(23)	21	(23)	57
Cash flow (adjusted) from operations	94	43	243	96	$0.96	$0.43	$2.48	$0.97
Specific items:
Inventory adjustment resulting from business acquisition	—	—	—	2	$—	$—	$—	$0.02
Gains or losses on disposal and others	—	—	1	—	$—	$—	$—	$—
Closure and restructuring costs, net of current income tax	1	4	6	17	$0.01	$0.04	$0.07	$0.17
Excluding specific items	95	47	250	115	$0.97	$0.47	$2.55	$1.16

The following table reconciles cash flow provided by (used for) operating activities with operating income and operating income before depreciation and amortization:

	For the 3-month periods		For the 9-month periods
	ended September 30		ended September 30
(in millions of dollars)	2009	2008	2009	2008
Cash flow provided by operating activities	117	22	266	39
Changes in non-cash working capital components	(23)	21	(23)	57
Depreciation and amortization	(53)	(54)	(162)	(158)
Current income taxes	5	7	28	22
Interest expense (includes interest on long-term debt, other interest less interest income and capitalized interest)	25	27	77	77
Gains or losses on disposal and others	—	—	(1)	(5)
Impairment loss and other restructuring costs	(5)	—	(8)	(3)
Unrealized gain (loss) on financial instruments	8	(13)	22	(6)
Early retirement of natural gas contracts	—	2	—	(13)
Other non-cash adjustments	2	5	1	9
Operating income from continuing operations	76	17	200	19
Depreciation and amortization	53	54	162	158
Operating income before depreciation and amortization	129	71	362	177

Packaging — Boxboard

							Average		Average
	Sales		OIBD		Shipment (1)		selling price		selling price		Price reference
	(in millions		(in millions		(in thousands		(in Canadian		(in U.S. dollars		(in U.S. dollars
	of dollars)		of dollars)		of short tons)		dollars/unit)		or euros/unit)		or euros/unit)
	9 months		9 months		9 months		9 months		9 months		9 months
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Boxboard
Manufacturing — North America	191	204	18	(27)	247	306	771	664	659	651	752	755
Manufacturing — Europe (2)	337	364	16	3	384	420	879	867	€552	€560	€679	€702
Converting	532	498	42	39	201	217	2,637	2,209	2,257	2,170	n/a	n/a
Others and eliminations	(67)	(74)	(3)	(11)	(76)	(96)
	993	992	73	4	756	847
Specific items			9	18
Excluding specific items			82	22

1.	Total shipments do not reflect the elimination of business sector intercompany shipments.

2.	Including the Company’s share of Reno De Medici, since March 1, 2008.
The main variances in OIBD, for the Boxboard Group, excluding specific items, are shown below:

Packaging—Containerboard

							Average				Average
	Sales		OIBD		Shipment (1)		selling price				selling price				Price reference
	(in millions		(in millions		(in thousands		(in Canadian				(in U.S.				(in U.S.
	of dollars)		of dollars)		of short tons)		dollars/unit)				dollars/unit)				dollars/unit)
	9 months		9 months		9 months		9 months				9 months				9 months
	2009	2008	2009	2008	2009	2008	2009		2008		2009		2008		2009	2008
Containerboard
Manufacturing	393	461	81	40	782	911	506		506		432		497		553	573
Converting	677	730	40	46	5592	6242	1,238	[2]	1,169	[2]	1,060	[2]	1,148	[2]	n/a	n/a
Others and eliminations	(260)	(281)	(5)	(2)	(432)	(482)
	810	910	116	84	909	1,053
Specific items			(1)	15
Excluding specific items			115	99

1.	Total shipments do not reflect the elimination of business sector intercompany shipments.

2.	Equal to 8,787 million square feet (msf), CAN$77/msf, US$66/msf in 2009, and to 10,080 msf, CAN$72/msf, US$71/msf in 2008.
The main variances in OIBD for the Containerboard Group, excluding specific items, are shown below:
For Notes 1 to 5, see definition on page 11.

Appendix — Information for the 9-month Periods Ended September 30, 2009 and 2008
Business Segment Review
Packaging—Specialty Products

							Average		Average
	Sales		OIBD		Shipment (1)		selling price		selling price		Price reference
	(in millions		(in millions		(in thousands		(in Canadian		(in U.S.		(in U.S.
	of dollars)		of dollars)		of short tons)		dollars/unit)		dollars/unit)		dollars/unit)
	9 months		9 months		9 months		9 months		9 months		9 months
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Specialty products
Manufacturing	254	232	28	4	262	263	974	884	832	867	791	825
Converting	182	197	18	21	84	98
Recovery and deinked	193	295	12	18	n/a	n/a
Others and eliminations	(60)	(73)	(2)	1	(14)	(12)
	569	651	56	44	332	349
Specific items			(1)	1
Excluding specific items			55	45

1.	Total shipments do not reflect the elimination of business sector intercompany shipments.
The main variance in OIBD for the Specialty Products Group, excluding specific items, is shown below:
For Notes 1 to 5, see definition on page 11.

TISSUE PAPERS

							Average		Average
	Sales		OIBD		Shipment (1)		selling price		selling price		Price reference
	(in millions		(in millions		(in thousands		(in Canadian		(in U.S.		(in U.S.
	of dollars)		of dollars)		of short tons)		dollars/unit)		dollars/unit)		dollars/unit)
	9 months		9 months		9 months		9 months		9 months		9 months
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Tissue Papers
Manufacturing and converting	628	559	119	48	332	352	1,844	1,574	1,576	1,545	1,616	1,593
Specific items			—	1
Excluding specific items			119	49

1.	Total shipments do not take into account the elimination of business sector intercompany shipments.
The main variances in OIBD for the Tissue Group, excluding specific items, are shown below:
For Notes 1 to 5, see definition on page 11.

Consolidated Balance Sheets

			As at September 30,	As at December 31,
(in millions of Canadian dollars) (unaudited)	Note		2009	2008
				(restated — note 1a))
Assets
Current assets
Cash and cash equivalents			20	11
Accounts receivable			622	657
Inventories			525	580
			1,167	1,248
Property, plant and equipment			1,955	2,030
Intangible assets	5 a	)	159	149
Other assets	5 b	)	272	283
Goodwill			324	321
			3,877	4,031
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans and advances			79	104
Accounts payable and accrued liabilities			534	586
Current portion of long-term debt	6		10	36
			623	726
Long-term debt	6		1,501	1,672
Other liabilities	7		418	377
			2,542	2,775
Commitment and Contingencies	10
Shareholders’ Equity
Capital stock			500	506
Retained earnings			745	656
Contributed surplus			13	9
Accumulated other comprehensive income	9		77	85
			1,335	1,256
			3,877	4,031
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Earnings (Loss)

		For the 3-month periods		For the 9-month periods
		ended September 30,		ended September 30,
(in millions of Canadian dollars, except per share amounts) (unaudited)	Note	2009	2008	2009	2008
			(restated — note 1a))		(restated — note 1a))
Sales		974	1,039	2,925	2,997
Cost of sales and expenses
Cost of sales (excluding depreciation and amortization)		752	854	2,254	2,502
Depreciation and amortization		53	54	162	158
Selling and administrative expenses		93	96	309	287
Losses on disposal and others	4	—	—	1	5
Impairment and other restructuring costs	3	6	4	14	20
Loss (gain) on financial instruments		(6)	14	(15)	6
		898	1,022	2,725	2,978
Operating income from continuing operations		76	17	200	19
Interest expense		25	27	77	77
Gain on purchases of senior notes		—	—	(14)	—
Foreign exchange loss on long-term debt		3	—	8	20
		48	(10)	129	(78)
Provision for (recovery of) income taxes		17	(2)	39	(20)
Share of results of significantly influenced companies		(3)	(2)	(10)	(6)
Non-controlling interest		—	1	(1)	2
Net earnings (loss) from continuing operations		34	(7)	101	(54)
Net earnings from discontinued operations		—	—	—	18
Net earnings (loss) for the period		34	(7)	101	(36)
Net earnings (loss) from continuing operations per common share
Basic		0.35	$(0.07)	$1.03	$(0.54)
Diluted		0.34	$(0.07)	$1.02	$(0.54)
Net earnings (loss) per common share
Basic		0.35	$(0.07)	$1.03	$(0.36)
Diluted		0.34	$(0.07)	$1.02	$(0.36)
Weighted average basic number of common shares outstanding		97,430,683	98,727,291	97,781,928	98,873,025
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	For the 9-month periods ended September 30, 2009
				Accumulated other
				comprehensive	Shareholders’
(in millions of Canadian dollars) (unaudited)	Capital stock	Retained earnings	Contributed surplus	income	Equity
Balance — Beginning of period	506	656	9	85	1,256
Comprehensive income:
Net earnings for the period	—	101	—	—	101
Change in other comprehensive income (loss)	—	—	—	(8)	(8)
Comprehensive income for the period					93
Dividends	—	(12)	—	—	(12)
Adjustment related to stock options	—	—	1	—	1
Redemption of common shares	(6)	—	3	—	(3)
Balance — End of period	500	745	13	77	1,335

	For the 9-month periods ended September 30, 2008
	(restated — note 1 a))
				Accumulated other
	Capital	Retained	Contributed	comprehensive	Shareholders’
(in millions of Canadian dollars) (unaudited)	stock	earnings	surplus	income (loss)	Equity
Balance — Beginning of period	509	724	8	(43)	1,198
Cumulative impact of accounting changes	—	3	—	—	3
Restated balance — Beginning of period	509	727	8	(43)	1,201
Comprehensive income:
Net loss for the period	—	(36)	—	—	(36)
Change in other comprehensive income	—	—	—	50	50
Comprehensive income for the period					14
Dividends	—	(12)	—	—	(12)
Redemption of common shares	(2)	(1)	—	—	(3)
Balance — End of period	507	678	8	7	1,200
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated statements of comprehensive income (loss)

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
(in millions of Canadian dollars) (unaudited)	2009	2008	2009	2008
Net earnings (loss) for the period	34	(7)	101	(36)
Other comprehensive income (loss)
Translation adjustments
Change in foreign currency translation of self-sustaining foreign subsidiaries	(61)	9	(105)	52
Change in foreign currency translation related to hedging activities	48	—	73	—
Income taxes	(7)	—	(10)	—
Cash flow hedges
Change in fair value of foreign exchange forward contracts designated as cash flow hedges	23	(7)	52	(10)
Change in fair value of commodity derivative financial instruments designated as cash flow hedges	(1)	—	(2)	11
Income taxes	(7)	—	(16)	(3)
	(5)	2	(8)	50
Comprehensive income (loss) for the period	29	(5)	93	14
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows

		For the 3-month periods		For the 9-month periods
		ended September 30,		ended September 30,
(in millions of Canadian dollars) (unaudited)	Note	2009	2008	2009	2008
			(restated — note 1a))		(restated — note 1a))
Operating activities from continuing operations
Net earnings (loss) for the period		34	(7)	101	(36)
Net earnings from discontinued operations		—	—	—	(18)
Net earnings (loss) from continuing operations		34	(7)	101	(54)
Adjustments for
Depreciation and amortization		53	54	162	158
Losses on disposal and others	4	—	—	1	5
Impairment and other restructuring costs	3	5	—	8	3
Unrealized loss (gain) on financial instruments		(8)	13	(22)	6
Foreign exchange loss on long-term debt		3	—	8	20
Gain on purchases of senior notes		—	—	(14)	—
Future income taxes		12	(9)	11	(42)
Share of results of significantly influenced companies		(3)	(2)	(10)	(6)
Non-controlling interest		—	1	(1)	2
Others		(2)	(5)	(1)	(9)
Early settlement of natural gaz contracts		—	(2)	—	13
		94	43	243	96
Change in non-cash working capital components		23	(21)	23	(57)
		117	22	266	39
Investing activities from continuing operations
Purchases of property, plant and equipment		(52)	(45)	(124)	(128)
Proceeds from disposal of property plant and equipment		—	—	2	5
Decrease (increase) in other assets		(1)	—	(9)	2
Cash of a joint venture and business acquisitions	2	(61)	(1)	(64)	5
		(114)	(46)	(195)	(116)
Financing activities from continuing operations
Bank loans and advances		(3)	18	(22)	13
Change in revolving credit facilities		14	—	(31)	22
Purchases of senior notes		—	—	(18)	—
Increase in other long-term debt		2	1	27	1
Payments of other long-term debt		(3)	(1)	(8)	(7)
Early settlement of foreign exchange contracts	9	—	—	8	—
Redemption of common shares		(1)	(1)	(3)	(3)
Dividends		(4)	(4)	(12)	(12)
		5	13	(59)	14
Change in cash and cash equivalents during the period from continuing operations		8	(11)	12	(63)
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal		—	6	(3)	49
Net change in cash and cash equivalents during the period		8	(5)	9	(14)
Translation adjustments on cash and cash equivalents		—	(7)	—	(2)
Cash and cash equivalents — Beginning of period		12	21	11	25
Cash and cash equivalents — End of period		20	9	20	9

Notes to Interim Consolidated Financial Statements
FOR EACH OF THE YEARS IN THE 3-MONTH AND 9-MONTH PERIOD ENDED SEPTEMBER 30, 2009
(tabular amounts in millions of Canadian dollars, except amount per share)
(unaudited)
1 ACCOUNTING POLICIES
These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles («GAAP») with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies except for the following:
a) New accounting standards adopted
Goodwill and intangible assets — On January 1, 2009, the Company adopted, CICA handbook Section 3064 “Goodwill and intangible assets”, replacing CICA handbook Section 3062 “Goodwill and other intangible assets” and CICA handbook Section 3450 “Research and development costs”. This new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions of Section 3064 have been adopted retrospectively, with restatement of prior periods. As a result of this adoption, the Company recorded certain expenditures related to start-up costs as expenses, rather than recording them as assets in “Other finite-life intangible assets”. The company also reclassed from property, plant and equipment to intangible assets, the net book value of its software in the amount of $7 million as at December 31, 2008.
The impact of the adoption of Section 3064 is detailed as follows:

	2008
increase (decrease)	March 31	June 30	September 30	December 31	Annual
Retained earnings — beginning of the period	(1)	—	—	—	(1)
Depreciation and amortization	—	—	—	(1)	(1)
Net earnings	—	—	—	1	1
Net earnings per common share	—	—	—	0.01	0.01
Credit risk and the fair value of financial assets and financial liabilities — On January 1, 2009, the Company adopted the CICA issued EIC-173 “Credit risk and the fair value of financial assets and financial liabilities” with retrospective application, without restatement of prior periods. The guidance requires that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The company concluded that the adoption of these recommendations did not have a significant impact.
b) New accounting policy adopted

Accounts receivable — Accounts receivable are recorded at cost net of a provision for doubtful accounts that is based on expected collectability. Losses on factoring of accounts receivable are calculated as the difference between the carrying amount of the receivables sold and the sum of the cash proceeds on sale. Costs related to the sales of accounts receivable are recognized in earnings in the period when the sale occurs.
c) New accounting standards not yet adopted
Business Combinations — In January 2009, CICA published Section 1582 “Business Combinations”. This section replaces the former Section 1581 “Business combinations”. The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities; and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed. This standard is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point the Company does not intend to early adopt this new standard. The Company is currently evaluating the impact of the adoption of this new standard.
Consolidated financial statements and non-controlling interests — In January 2009, CICA published “Consolidated financial statements”, Section 1601 and “Non-controlling interests”, Section 1602. These two sections replace Section 1600 “Consolidated financial statements”. Section 1601 “Consolidated financial statements” carries forward guidance from Section 1600 “Consolidated financial statements” with the exception of non-controlling interests which are addressed in a separate section. Section 1602 “Non-controlling interests” requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions. These standards are effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point the Company does not intend to early adopt these new standards. The Company is currently evaluating the impact of the adoption of these new standards.
Accounting changes — In June 2009, CICA amended Section 1506 “Accounting changes”, to exclude from the scope of this Section, changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. This amendment is effective for years beginning after July 1, 2009.
Financial instruments — recognition and measurement — In June 2009, CICA amended Section 3855 “Financial instruments — recognition and measurement” to clarify application of the effective interest rate method after a debt instrument has been impaired. The amendment also clarifies when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point the Company does not intend to early adopt this amendment. The Company is currently evaluating the impact of the adoption of this amendment.
Financial instruments — disclosures — In June 2009, CICA amended Section 3862 “Financial instruments — disclosures” to enhance disclosure requirements about liquidity risk of financial instruments. The amendment also includes new disclosure requirements about fair value measurment of financial instruments. The amendments will be effective for the Company’s 2009 annual consolidated financial statements. The Company is currently evaluating the impact of the adoption of this amendment.
2 BUSINESS ACQUISITIONS
During the third quarter of 2009, a subsidiary of the Company acquired Yorkshire Paper Corporation as well as the canadian recovery assets of Sonoco recycling for total consideration of $1 million and $3 million respectively.

On August 31, 2009, the Company acquired the tissue business and intangible assets from Atlantic Packaging Products Ltd., located in Ontario. The total cash consideration, subject to certain adjustments, is $60 million.
These acquisitions have been accounted for using the purchase method and the accounts and results of operation for the portion of theses entities acquired have been included in the consolidated financial statements since their respective acquisition dates. The following preliminary allocations of the purchase prices to the identifiable assets acquired and liabilities assumed resulted in goodwill of $9 million as at September 30, 2009.

		As at September 30,
	Recycling	2009
	Acquisition (1)	Atlantic
Acquired assets	Specialty	Packaging (1), (2)
Business segment	Products	Tissue Papers	Total
Inventories	—	5	5
Property, plant and equipment	1	45	46
Intangible assets	—	22	22
Goodwill	3	6	9
	4	78	82
Accounts payable and accrued liabilities	—	9	9
Other liabilities	—	9	9
Total consideration paid	4	60	64

1)	The purchase price allocation for these acquisitions have not yet been finalized and are based on the Company’s best estimate. Accordingly, the fair values of assets acquired and liabilities assumed in these interim consolidated financial statements could differ from in the consolidated financial statements as at December 31, 2009.

2)	A cash deposit of $3 million was done in the second quarter of 2009 related to Atlantic Packaging Products Ltd. acquisition.

3 IMPAIRMENT CHARGES, CLOSURE AND OTHER RESTRUCTURING COSTS
The following table shows the reconciliation of all closure and restructuring cost provisions. The balance as at September 30, 2009 should be paid within the next twelve months. It includes the provisions relating to discontinued operations.

	As at	As at
	September 30,	December 31,
	2009	2008
Balance at beginning of period	22	19
Additional provision — severance and pension liability	10	26
Non-monetary items
Pension liability adjustements and others	(5)	1
Payments	(10)	(24)
Balance at end of period	17	22
On April 2, 2009, the Company announced the closure of its Quebec city based corrugated products plant. Sales and distribution services at the Quebec city plant will remain intact and production will be redirected progressively towards the other Quebec based corrugated products plants. The Company recorded an impairment charge of $3 million on property plant and equipments and inventories following this announcement in the first quarter of 2009 and severance charge of $3 million in 2009.
Following the closure of its Dopaco converting plant located in Bakersfield in 2008, the Company recorded a charge of $1 million, in 2009, to terminate the lease of the building used for the operation of Bakersfield. The Company also recorded, in 2009, an additional charge of $5 million following the closure of its Toronto recycled boxboard mill in 2008.
During the second quarter of 2009, the Company incurred restructuring charges totalling $1 million in the Containerboard converting Sector.
4 GAINS OR LOSSES ON DISPOSAL AND OTHERS

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
	2009	2008	2009	2008
Loss on a contribution to a joint venture	—	—	—	5
Gain on disposal of property, plant and equipment	—	—	(2)	—
Pension plan — partial curtailment	—	—	3	—
	—	—	1	5
During the second quarter of 2009, the Company recorded a $3 million charge to settle a partial curtailment of one of its employee future benefit pension plans. The Company also recorded a gain of $2 million on disposal of assets in the Specialty Products Group for a mill in Europe closed in 2006.

5 INTANGIBLE ASSETS AND OTHER ASSETS

	As at	As at
	September	December
	30,	31,
	2009	2008
		(restated —
		note 1a))
a) Intangible assets are detailed as follows:
Customer relationship and client lists	122	136
Other finite-life intangible assets	37	13
Total intangible assets	159	149

b) Other assets are detailed as follows:
Investments in significantly influenced companies	143	147
Notes receivable	9	8
Other investments	4	3
Investment in shares held for trading	3	2
Deferred charges	14	14
Employee future benefits	92	97
Fair value of derivative financial assets	17	13
	282	284
Less: Current portion, included in accounts receivable	10	1

Total other assets	272	283

6 LONG-TERM DEBT

	As at	As at
	September	December
	30,	31,
	2009	2008
7.25% Unsecured senior notes of US$646 million (2008 — US$672 million), maturing in 2013	693	823
6.75% Unsecured senior notes of US$250 million (2008 — US$250 million), maturing in 2013	268	306
Revolving and term credit facilities	479	527
Capital lease obligations	2	1
Other debts of subsidiaries	10	15
Other debts without recourse to the Company	67	47
	1,519	1,719
Less: Unamortized financing costs	8	11
Total long-term debt	1,511	1,708
Less:
Current portion of debts of subsidiaries	2	2
Current portion of debts without recourse to the Company	8	34
	10	36
	1,501	1,672
During the first quarter of 2009, the Company purchased US$26.1 million of nominal value of its 7.25% Unsecured senior notes for an amount of US$14.6 million. These notes were not cancelled and are still outstanding as at September 30, 2009 but are held by the Company. The gain resulting from the difference between the nominal value and the amount paid has been recorded in earnings for $14 million.
The Company has provided a limited guarantee to the lenders of one subsidiary for its long-term financing. The maximum amount of the guarantee is $10 million.

7 OTHER LIABILITIES

	As at	As at
	September	December
	30,	31,
	2009	2008
Employee future benefits	123	124
Future income taxes	216	199
Fair value of derivative financial liabilities	54	43
Legal settlement	7	9
Non-controlling interest	21	22
Others	14	16
	435	413
Less: Current portion, included in accounts payable and accrued liabilities	17	36
Total other liabilities	418	377
8 ADDITIONAL INFORMATION

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
	2009	2008	2009	2008
(a) Employee future benefits expenses
Defined benefit pension plans	6	—	18	7
Other employee future benefit plans	2	2	6	6
Defined contribution pension plans	1	2	4	4
b) Supplemental disclosure
Depreciation of property, plant and equipment	47	51	150	149
Amortization of other assets	6	3	12	9
Amortization of deferred financing cost included in interest expense	1	1	4	3
Interest paid	33	35	85	85
Income taxes paid	11	3	29	13

9 ACCUMULATED OTHER COMPREHENSIVE INCOME

	As at	As at
	September	December
	30,	31,
	2009	2008
Foreign currency translation of self-sustaining foreign subsidiaries	(193)	(88)
Foreign currency translation related to hedging activities, net of related income taxes of $52 million (2008 — $42 million)	292	229
Unrealized losses arising from foreign exchange forward contracts designated as cash flow hedges, net of related income taxes of $9 million (2008 — $25 million)	(21)	(57)
Unrealized losses arising from interest rate swap agreements designated as cash flow hedges, net of related income taxes of $2 million (2008 — $1.5 million)	(2)	(2)
Unrealized gains arising from commodity derivative financial instruments designated as cash flow hedges, net of related income taxes of $(2) million (2008 — $(3) million)	1	3
	77	85
During the second quarter of 2009, the Company terminated, prior to maturity, some foreign exchange forward contracts, related to its U.S.-denominated debt, for net cash proceeds of approximately $8 million. As these contracts were designated as cash flow hedges for the Company’s debt denominated in U.S. dollars, their decrase in fair-value is recorded under “Accumulated Other Comprehensive Income (Loss)” and will be recorded mainly in earnings until 2013.
10 COMMITMENTS AND CONTINGENCIES
The Company is currently working with representatives of the Ontario Ministry of the environment (MOE) — Northern Region, regarding its potential responsibility for an environmental impact identified at its former Thunder Bay facility (the «Mill»). The MOE has requested that the Company look into a management site plan relating to the sediment quality adjacent to the Mill’s lagoon. Several meetings have been held during the year with the MOE and AbitibiBowater Inc., a former owner of the facility who has recently filed for court protection in Canada and the United States. A study on the sediment quality and potential remediation options has commenced. Although a loss is probable, it is not possible at this time to estimate the Company’s obligation because of the uncertainty surrounding the extent of the environmental impact, the potential remediation alternatives, the concurrence of the MOE and AbitibiBowater Inc.’s capacity to assume its proportionate share of responsibility.
11 COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform to the presentation of financial statements adopted as at January 1, 2009.

Selected Segmented Information

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
(in millions of Canadian dollars) (unaudited)	2009	2008	2009	2008
Sales
Packaging products
Boxboard
Manufacturing	170	189	528	568
Converting	170	167	532	498
Intersegment sales	(19)	(24)	(67)	(74)
	321	332	993	992
Containerboard
Manufacturing	132	157	393	461
Converting	230	257	677	730
Intersegment sales	(90)	(96)	(260)	(281)
	272	318	810	910
Specialty products
Manufacturing	83	80	254	232
Converting	60	67	182	197
Recovery and deinked pulp	70	102	193	295
Intersegment sales	(18)	(25)	(60)	(73)
	195	224	569	651
Intersegment sales	(17)	(28)	(45)	(81)
	771	846	2,327	2,472
Tissue papers
Manufacturing and converting	210	205	628	559
Intersegment sales	(7)	(12)	(30)	(34)

Total	974	1,039	2,925	2,997

Selected Segmented Information

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
(in millions of Canadian dollars) (unaudited)	2009	2008	2009	2008
Operating income (loss) before depreciation and amortization from continuing operations
Packaging products
Boxboard
Manufacturing	8	(8)	34	(24)
Converting	14	15	42	39
Others	—	(1)	(3)	(11)
	22	6	73	4
Containerboard
Manufacturing	20	13	81	40
Converting	22	15	40	46
Others	—	(5)	(5)	(2)
	42	23	116	84
Specialty products
Manufacturing	8	5	28	4
Converting	7	8	18	21
Recovery and deinked pulp	6	7	12	18
Others	—	1	(2)	1
	21	21	56	44
	85	50	245	132
Tissue papers
Manufacturing and converting	38	22	119	48
Corporate	6	(1)	(2)	(3)
Operating income before depreciation and amortization from continuing operations	129	71	362	177
		(restated — note 1a))		(restated — note 1a))
Depreciation and amortization
Boxboard	(19)	(18)	(57)	(52)
Containerboard	(16)	(16)	(48)	(47)
Specialty products	(8)	(9)	(25)	(25)
Tissue papers	(9)	(9)	(27)	(26)
Corporate and eliminations	(1)	(2)	(5)	(8)
	(53)	(54)	(162)	(158)
Operating income from continuing operations	76	17	200	19

Selected Segmented Information

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
(in millions of Canadian dollars) (unaudited)	2009	2008	2009	2008
Purchases of property, plant and equipment
Packaging products
Boxboard
Manufacturing	7	7	20	14
Converting	9	7	21	23
	16	14	41	37
Containerboard
Manufacturing	3	6	10	10
Converting	3	4	7	15
	6	10	17	25
Specialty products
Manufacturing	2	2	5	5
Converting	2	—	4	3
Recovery and deinked pulp	2	9	14	19
	6	11	23	27
	28	35	81	89
Tissue papers
Manufacturing and converting	11	7	26	25
Corporate	12	1	14	5
Total	51	43	121	119
Purchases of property, plant and equipment included in accounts payable
Beginning of period	12	10	14	17
End of period	(11)	(8)	(11)	(8)
Total investing activities	52	45	124	128

INVESTOR RELATIONS
FOR MORE INFORMATION, PLEASE CONTACT:
DIDIER FILION
DIRECTOR, INVESTOR RELATIONS
CASCADES INC.
772 SHERBROOKE STREET WEST
MONTRÉAL, QUÉBEC H3A 1G1
CANADA
TELEPHONE: 1 514 282-2697
FAX: 1 514 282-2624
INVESTOR@CASCADES.COM